U.S. Securities and Exchange Commission

                          Washington, D.C. 20549

                              Form 10 - SB-12G

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                        FOR SMALL BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             LAKEFIELD VENTURES, INC.
                 (Name of Small Business Issuer in its Charter)

            Nevada                                 84-1365550
(State or other jurisdiction of              (IRS Employer ID Number)
 incorporation or organization)


              (Address of Principal Executive Offices)(Zip Code)

          704-6th Street, Suite 6 New Westminster BC, Canada V3L 3C5

                     Issuers Telephone Number: 604-727-4679
                                          Fax: 604-519-1681
        Securities to be Registered under Section 12(b) of the Act:

 Title of each class                     Name of each exchange on which
 to be so registered.                    Each class is to be registered

  Common Stock                                   Not Applicable


        Securities to be registered under Section 12(g) of the Act:

                               Common Stock

                             (Title of Class)

















PART I

 ITEM 1.  DESCRIPTION OF BUSINESS.

General

We intend to commence business operations in the mineral property exploration sector. To date, we have not conducted any exploration activities. We have entered into a mineral property option agreements whereby we may acquire a 90% interest in a total of 6 mineral claims located in Levy Towship, Val D'or Mining District, Quebec, Canada. We refer to these mineral claims respectively as the Kayla Property. This option is exercisable by us completing aggregate exploration expenditures of $150,000 on the Kayla Property by December 31, 2004. To date, we have not entered the exploration phase of our business plan. Our corporate activities to date have mainly been of an organizational nature including the acquisition of our option and the preparatory work in conjunction with filing this registration statement.

Our objective is to conduct mineral exploration activities on the Kayla Property in order to assess whether these claims possess commercially viable mineralization of Copper and/or zinc and silver . and there can be no assurance that a commercially viable deposit exists on either property until sufficient and appropriate geological work, including economic feasibility has been performed. Our proposed exploration program is designed to search for commercially exploitable deposits.

We were incorporated on February 6, 2002 under the laws of the state of Nevada. Our principal offices are located at 704-6th Street, Suite 6 New Westminster, British Columbia, Canada. Our telephone number is 604-727-4679, Facsimilie 604-519-1681.

The Kayla Property

The Kayla property consists of at least 3 known mineralized zones open at depth and on strike. Zones 1, 2 and 3 occur at or near the contact of the Bourbeau Sill and the Blondeau Formation. At present it is thought that these zones are genetically related and may be parts of one larger zone. Mineralization of these zones consists of disseminated - massive chalcopyrite, pyrite, pyrrhotite, silver, sphalerite and lesser amounts of arsenopyrite, marcasite and galena. A fourth zone adjacent to the west of the property consists of chalcopyrite bearing quartz veins. All zones are open at depth and on strike.

The Kayla Property contains 7 airborne Input anomalies, which are 6-channel strength. These are located on or near the above-mentioned zones and correspond to ground geophysical electromagnetic signatures.

The geology of the property is comparable in stratigraphic position and mineralization to the nearby Cooke Mine "8-5" massive sulphide deposit. This deposit is within cherty and felsic volcanoclastics of the Blondeau Formation, in contact with the Bourbeau Sill. Pyrrhotite, chalcopyrite and sphalerite are the dominant sulphides with lesser pyrite and galena. Lead isotope data on the "8-5" zone is that of an Archean volcanogenic massive sulphide of the Superior Province.
The "8-5" zone is considered a significant massive sulphide occurrence and shows that a major discovery of volcanogenitic massive sulphide deposit(s) within the Blondeau Formation is quite probable. The average grade of the "8-5" zone is estimated to be 2.97% Cu, 3.38% Zn, 1.04 OPT Ag and 0.012 OPT Au.

Due to the fact that the Kayla Property has the same stratigraphic position as the Cooke Mine "8-5" zone, similar mineralization, limited surface diamond drilling, encouraging surface and drill hole assays, and is present on surface, it is quite possible that the Kayla Property has excellent potential for an open pit or underground mine.

The work performed has been limited with the most comprehensive and documented work performed by Ojibway Resources Ltd. This report proposes a detailed Phase 1 exploration program, which consists of surface stripping, mapping and sampling over known geophysical anomalies to outline a second phase drill program.

PROPERTY DESCRIPTION, LOCATION AND ACCESS

The Kayla Property consists of 6 claims, which comprise a surface area of
95.70 hectares located in Levy Township, Quebec, Canada, 1 kilometer west of the town of Chapais, Quebec. The claims are registered with the Quebec Ministry of Energy and Resources and are in good standing

The property is favourable located 45 kilometers and 1 kilometer west of the towns of Chibougamau and Chapais, respectfully, 180 kilometers east of Demaraisville and 315 kilometers northeast of Val D'Or, Quebec, Canada. Direct access to the property is available via Highway 113, which bisects the central portion of the claim group, and via several maintained roads and trails.
Most of the property is forested by jack pine. A small creek traverses the southwest corner of the claim group. Topographic relief on the property is low. Supplies, services and manpower are available in the Chapais - Chibougamau area.

LOCAL GEOLOGY

The Kayla Property area is mostly underlain by the Blondeau Formation, which enclosed the Ventures and Bourbeau Sills. The rocks of this area underwent three folding events. The first one resulted in the formation of the Chapais syncline, which has an east - southeast axis. Simultaneously or perhaps later, the north flank of the syncline was deformed into a "Z" shaped structure. This structure is segmented into steeply plunging folds at the hinges, a synformal anticline in the Springer Mine area and an antiformal syncline to the north. The intrusion of the Opemisca pluton may have modified the orientation of the fold axes.

The area is characterized by the presence of numerous faults, which can be grouped in three major orientations, northeast, east - west, and northwest (Lavoie, 1972). The northeast system includes the Gwillim Lake and Chibougamau Copper faults. Magnetic and geological data indicate that the hinge of the synform was displaced by the Gwillim Lake fault. The rocks are regionally metamorphosed to the greenschist facies, with local development of amphibolite facies, near intrusive margins.
The Kayla Property lies at or near the contact between the Blondeau Formation and the Bourbeau Sill. This contact is locally strongly sheared (Zone 2), the shearing being best developed in the chill margin of the Bourbeau Sill in this area.

Regionally, the dominantly felsic Blondeau Formation is characterized by a great variety of rhyolitic and dacitic lavas and their pyroclastic equivalents (Gobeil, 1973) which include acidic tuffs with chert horizons, some sediments derived from the acidic lavas. In a stratigraphic drill section to the Blondeau Formation at Barlow Lake, (Archer, 1984) 5 types of pyroclastic flows were recognized; minor mafic lava flows, volcanogenitic sediments, intraclastic sediments, heterolithic epiclastic sediments, and green and black shales. In the Kayla Property sections of the Blondeau Formation show the geology to consist of felsic and cherty volcanoclastites, chert horizons with some more massive and homogenous felsic volcanic rocks in places. The felsic volcanoclastites are the most abundant and also that the cherty volcanoclastites and chert horizons are largely restricted to the area near the massive sulphide zone. Minor green and black shales are interlayered within the felsic volcanoclastites. The Kayla Property consists of at least 3 known mineralized zones open at depth and on strike. Zones 1, 2 and 3 occur at or near the contact of the Bourbeau Sill and the Blondeau Formation. At present it is thought that these zones are genetically related and may represent the footwall of a larger ore body. Mineralization of these zones consists of disseminated - massive chalcopyrite, pyrite, pyrhotite, silver, sphalerite and lesser amounts of arsenopyrite, marcasite and galena.

Kayla property Exploration Program

                       PHASE ONE EXPLORATION PROGRAM

DESCRIPTION                             COST ($ US)

Geological Mapping
     -    Geology, Structures, Alteration
     -    11days at $400 per day               $ 4,400.00
Channel Sampling
     -    4 days at $250 per day               $ 1,000.00

Diamond Blade Rock Saw Rental (all inclusive)
     -    includes one diamond blade           $   600.00

36 Element Whole Rock Analyses
     -    40 Samples at $25 per sample         $ 1,000.00

Petrographic Study (all inclusive)
     -    includes thin section preparation
          and  electron probe work             $ 3,000.00


Comprehensive Report (all inclusive)           $ 5,000.00

Subtotal                                       $15,000.00



                       PHASE TWO EXPLORATION PROGRAM


DESCRIPTION                             COST ($ US)

Diamond Drilling
     -    5,000 at $25 per foot                      $100,000.00

Geological Supervision
     -    10 days at $400 per day                    $  4,000.00

Geological Technician
     -    Core Splitting, Preparing Samples for Assay
-    10 days at $250 per day                         $  1,000.00

Core Shack Rental (all inclusive)                    $    500.00

36 Element Whole rock Analyses
     -    80 Samples at $25 per sample              $   2,000.00

Geophysical Survey (all inclusive)
     -    Down Pulse Electromagnetic survey          $ 10,000.00

Petrographic Study (all inclusive)
     -    includes thin section preparation and      $  6,000.00
          electron probe work

Comprehensive Report (all inclusive)                 $  5,000.00

Contingency                                          $  6,500.00
     -    Room and Board, Truck Rental
          Forestry Drill Permit, etc.
Subtotal                                             $135,000.00

Grand Total Phase One and Two Programs               $150,000.00

The above described exploration program is a bare bones exploration budget designed to test the potential for a Cooke Mine style "8-5 Zone" hosted at the hanging wall position of the Bourbeau Sill on the Kayla Property.

If the surface drilling proves successful then additional related costs pertaining to the above described diamond drilling program and maybe calculated under a Phase Three budget and addressed in the Diamond Drilling Comprehensive Report.

Competition

The mineral industry is intensely competitive in all its phases. We will compete with many companies possessing greater financial resources and technical facilities than us for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

We must overcome significant barriers to enter into the business of mineral exploration as a result of our limited operating history. There can be no assurance that Lakefield Ventures Inc. will be able to compete effectively with current or future competitors or that the competitive pressures faced by us will not have a material adverse effect on our business, financial condition and operating results.

Administrative Offices

Lakefield Ventures, Inc. currently maintains its office at 704-6th Street, Suite 6. The telephone number is (604) 727-4679. Other than this office, Lakefield Ventures, Inc. does not currently maintain any other office facilities, and does not anticipate the need for maintaining any additional office facilities at any time in the foreseeable future. Lakefield Ventures, Inc. pays $50 per month in rent for the use of this office.

Employees

Lakefield Ventures, Inc. is an exploration stage company and currently has no employees other than its directors. Management expects to hire help as necessary, and does not anticipate a need to engage any full-time employees until the business plan is applied. Lakefield pays its president the sum of $1000 per month and its other director $200 per month.
See: Executive Compensation and Certain Relationships and Related
Transactions.

ITEM 2.  MANAGEMENTS DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Liquidity and Capital Resources

Lakefield Ventures, Inc. remains in the exploration stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholders equity other than the receipt of net cash proceeds in the amount of $29,955, from subscribers. Consequently, Lakefield Ventures, Inc.'s balance sheet for the period of February 6, 2002 (inception) through September 30, 2002, reflects current assets of $ 4,961 in the form of cash, and total assets of $11,491.

Lakefield Ventures, Inc. will carry out its plan of business as discussed above. There is no doubt that the Company will require further financing in the immediate future. Management is of the belief that having the Company's shares quoted for trading will make the raising of this additional capital easier.

Results of Operations

During the period from February 6, 1991 (inception) through September 30, 2002, Lakefield Ventures, Inc. has engaged in no significant operations other than organizational activities and development of its exploration plan and preparation for registration of its securities under the Securities Exchange Act of 1934. No revenues were received by the Company during this period.

For the current fiscal year, Lakefield Ventures, Inc. anticipates incurring a loss. as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with development of its exploration plan. It will not generate revenues other than interest income, and may continue to operate at a loss.

Need for Additional Financing

Lakefield Ventures, Inc. believes that its existing capital will not be sufficient to meet its needs other than the costs of compliance with the continuing reporting requirements of the Securities Exchange Act. The Company will need additional funds. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete its planned exploration program, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to Lakefield Ventures, Inc. to allow it to cover its expenses.

Irrespective of whether Lakefield Ventures, Inc.'s cash assets prove to be inadequate to meet operational needs, the Company might seek to compensate providers of services by issuances of stock in lieu of cash.

ITEM 3.  DESCRIPTION OF PROPERTY.

Lakefield Ventures, Inc. currently maintains an office at 704-6th Street, Suite 6 New Westminster BC, Canada. Lakefield Ventures, Inc. pays $50 per month rent for the use of this office. The telephone number is (604) 727-4679.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT.

The following table sets forth, as of the date of this registration statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5.0% or more of the outstanding common stock of Lakefield Ventures, Inc. Also included are the shares held by all executive officers and directors as a group.

                         Number of                     Percentage of
Name and Address         Shares Owned   Class Owned    Shares Owned

Kennedy Kerster
704-6th Street
Suite 6
New Westminster
BC, Canada                750,000        Common         22.76%

Michael Iverson
24549-53 Avenue
Langley BC, Canada        750,000        Common         22.76%

All directors and
executive officers as
a group (2 persons)     1,500,000         Common        45.52%


The persons listed  are officers and directors of Lakefield Ventures, Inc.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
PERSONS.

The directors and executive officers currently serving Lakefield Ventures, Inc. are as follows:

Name                        Age                 Positions
                                                Held and Tenure

Kennedy Kerster              46                 Director, President
                                                Secretary and Treasurer
                                                Since February 2002

Michael Iverson              51                 Director Since
                                                March 2002



The directors named above will serve until the first annual meeting of Lakefield Ventures, Inc.'s stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders meeting. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement, of which none currently exists or is contemplated.
There is no arrangement or understanding between the sole director and officer of Lakefield Ventures, Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

The sole directors and officers of Lakefield Ventures, Inc. will devote his time to Lakefield Ventures, Inc.'s affairs on an as needed basis. As a result, the actual amount of time that he will devote to Lakefield Ventures, Inc.'s affairs is unknown and is likely to vary substantially from month to month.

Biographical Information

Kennedy Kerster
Mr. Kennedy Kerster has been an officer and director of Lakefield Ventures, Inc. since the Company's inception on February 6, 2002. Currently Mr. Kerster is employed as independent business consultant in both private and public sectors and has performed these duties Since January of 1998. Prior to 1998 Mr. Kerster was employed as a registered Representative with Georgia Pacific Securities Corporation.

Michael Iverson:

Mr. Michael Iverson has spent the last 11 years managing and administrating public companies. From 1992 to 2000 Mr. Iverson served
As a director and president of Sasha Ventures a TSX listed company
From 1998 to present Mr. Iverson is a director and CEO of Moreno Ventures Ltd. A TSX listed company. And from 1998 to present
Mr. Iverson has served as a director and CEO of Fortuna Ventures Inc.
A TSX listed company.

Indemnification of Officers and Directors

As permitted by Nevada law, Lakefield Ventures, Inc.'s Articles of Incorporation provide that Lakefield Ventures, Inc. will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil or criminal action brought against them on account of their being or having been Company directors or officers unless, in any such action, they are adjudged to have acted with gross negligence or willful misconduct. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Lakefield Ventures, Inc.

Pursuant to the foregoing provisions, Lakefield Ventures, Inc. has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Exclusion of Liability

Pursuant to the Nevada Business Corporation Act, Lakefield Ventures, Inc.'s Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of the Nevada Business Corporation Act, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right that a director may have to be indemnified and does not affect any directors liability under federal or applicable state securities laws.

Conflicts of Interest

The officers and directors of Lakefield Ventures, Inc. will not devote more than a portion of their time to the affairs of the company. There may be occasions when the time requirements of Lakefield Ventures, Inc. conflicts with the demands of his other business and investment activities. Such conflicts may require that Lakefield Ventures, Inc. attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to Lakefield Ventures, Inc.

ITEM 6.  EXECUTIVE COMPENSATION.

Mr. Kennedy Kerster, by agreement dated February 6,2002 receives $1000 per month in management fees. See exhibit 10.2
Mr. Michael Iverson Receives $200 per month in fees plus reasonable expenses
For acting as a director of the company.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Prior to the date of this registration statement, Lakefield Ventures, Inc. issued to its Officers and Director, and to other shareholders, a total of 3,295,000 shares of Common Stock for a total of $29,250 in cash. Certificates evidencing the Common Stock issued by Lakefield Ventures, Inc. to these persons have all been stamped with a restrictive legend, and
are subject to stop transfer orders.   For additional information
concerning restrictions that are imposed upon the securities held by current stockholders, and the responsibilities of such stockholders to comply with federal securities laws in the disposition of such common stock.

No officer, director, promoter, or affiliate of Lakefield Ventures, Inc. has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by Lakefield Ventures, Inc. through security holdings, contracts, options, or otherwise.

Although there is no current compensation plan in existence, it is possible that Lakefield Ventures, Inc. will adopt a plan to pay or accrue compensation to its sole Officers and Directors for services related to development of the company's exploration plan

Lakefield Ventures, Inc. maintains an office, As a result, it pays $50 per month in rent and incurs no other expenses for maintenance of its office.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Lakefield Ventures, Inc.'s Restated Articles of Incorporation authorize the issuance of 50,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the Articles of Incorporation.

Holders of outstanding shares of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds: and, in the event of liquidation, dissolution or winding up of the affairs of Lakefield Ventures, Inc. In the event that any of the aforementioned situations occur holders of common stock are entitled to receive, ratably, the net assets of Lakefield Ventures, Inc. available to stockholders after distribution is made to the preferred stockholders, if any, who are given preferred rights upon liquidation. Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be duly authorized, validly issued, fully paid, and non-assessable. To the extent that additional shares of Lakefield Ventures, Inc.'s Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Preferred Stock

Lakefield Ventures, Inc.'s Restated Articles of Incorporation authorize the issuance of 10,000,000 shares of preferred stock. The Board of Directors of Lakefield Ventures, Inc. is authorized to issue the preferred stock from time to time in series and is further authorized to establish such series, to fix and determine the variations in the relative rights and preferences as between series, to fix voting rights, if any, for each series, and to allow for the conversion of preferred stock into Common Stock. No preferred stock has been issued by Lakefield Ventures, Inc. Lakefield Ventures, Inc. anticipates that preferred stock may be utilized in the future for making acquisitions.

Transfer Agent

On October 10,2002 the Company engaged Holladay Stock Transfer of
Scottsdale Arizona to continue to serve in the capacity of transfer agent in order to facilitate the creation of a public trading market for Lakefield Ventures, Inc.'s securities.





Reports to Stockholders

Lakefield Ventures, Inc. plans to furnish its stockholders with an annual report for each fiscal year containing financial statements audited by its independent certified public accountants. It is the present intention of management to continue furnishing annual reports to stockholders. Additionally, Lakefield Ventures, Inc. may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Lakefield Ventures, Inc. intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934 for so long as it is subject to those requirements.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No public trading market exists for Lakefield Ventures, Inc.'s securities and all of its outstanding securities are restricted securities as defined in Rule 144. There were shareholders of record of Lakefield Ventures, Inc.'s common stock on September 30, 2002.

ITEM 2.  LEGAL PROCEEDINGS.

Lakefield Ventures, Inc. is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Lakefield Ventures, Inc. and no owner of record or beneficial owner of more than 5.0% of the securities of Lakefield Ventures, Inc or any associate of any such director, officer or security holder is a party adverse to Lakefield Ventures, Inc. or has a material interest adverse to Lakefield Ventures, Inc. in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

Since February 6, 2002 (inception) Lakefield Ventures, Inc. has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:
                                                   DATE &
NAME                     ADDRESS                   $ AMOUNT         SHARES

Virendra Aggarival    1204-40 Carabob Court        03/08/2002
75,000                Scarborough On, Canada       $750.00

Payal Batra           2050 West 60th Avenue         03/05/2002
150,000               Vancouver BC, Canada         $1500.00

Bruno Benedet         414 North Boundary Road      07/03/2002
10,000                Burnaby BC, Canada           $500.00

Dairen Edwards        20045-46A Avenue             03/21/2002
100,000               Langley BC, Canada           $1000.00

Keith Churchill       15220 Guilford Drive         04/19/2002
14,000                Surrey BC, Canada            $700.00

David Ebert           2793 West 22nd Avenue         06/20/2002
10,000                Vancouver BC, Canada         $500.00

Wayne Hunter          3858 Garibaldi Drive         06/30/2002
10,000                North Vancouver BC, Canada   $500.00

Marissa Hunter        3858 Garibaldi Drive         06/30/2002
10,000                North Vancouver BC, Canada   $500.00

Nathan Henry          1873 Winfield Drive #18      07/30/2002
22,000                Abbottsford BC, Canada       $1100.00

Kalum Iverson         3612 West 2nd Avenue          04/12/2002
70,000                Vancouver BC, Canada         $3500.00

Tia Iverson           20881-56th Avenue, Suite 201  04/18/2002
80,000                Langley BC, Canada           $4,000.00

Todd McMahon          6197-166A Street             06/06/2002
5,000                 Surrey BC, Canada            $250.00

Lawson Kerster        3215 Mathers Avenue          03/23/2002
125,000               West Vancouver BC, Canada    $1250.00

Melanie Mahussier     602 Bosworth Street          03/11/2002
Patterson             Coquitlam BC, Canada         $1500.00
150,000

Arielle Patterson     602 Bosworth Street          03/20/2002
150,000               Coquitlam BC, Canada         $150,000

Hari Puri             604 McLevin Avenue           03/08/2002
75,000                Scarborough ON, Canada       $750.00

Nargis Sunderjit      2838 SW Marine Drive         03/08/2002
150,000               Vancouver BC, Canada         $1500.00

Chotu Singh           179 West 6th Avenue           03/10/2002
150,000               Vancouver BC, Canada         $1500.00

Sanjiv Uppal          42 Rangeley Drive            03/07/2002
150,000               Scarborough ON, Canada       $1500.00

Dan Upton             126 East 12th Street          07/30/2002
14,000                North Vancouver BC, Canada   $700.00

David Vaughan         5833 246B Street             03/15/2002
140,000               Langley BC, Canada           $1400.00

Jason Watson          20734-40th Avenue             03/14/2002
135,000               Langley BC, Canada           $1350.00


Each of the sales listed above was made for cash or services. All of the listed sales were made in reliance upon the exemption from registration offered by Section 4(2)and or regulation S of the Securities Act of 1933. Based upon Purchaser Subscription forms completed by each of the subscribers and the pre-existing relationship between the subscribers of Lakefield Ventures, Inc.'s sole officer and director, Lakefield Ventures, Inc. had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers:

     (1) were purchasing for investment and not with a view to re-distribute, and

     (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions.

The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in Lakefield Ventures, Inc.'s transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Articles of Incorporation and the Bylaws of Lakefield Ventures, Inc.,
filed as Exhibits 3.1 and 3.2, respectively, provide that   Lakefield
Ventures, Inc. will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in Lakefield Ventures, Inc.'s best interest and is a party by reason of her status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.



















FINANCIAL STATEMENTS







                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)


                            FINANCIAL STATEMENTS


                            SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)


                             AUDITORS' REPORT




To the Shareholders of
Lakefield Ventures Inc.
(An Exploration Stage Company)


We have audited the balance sheet of Lakefield Ventures Inc. (an exploration stage company) as at September 30, 2002 and the statements of loss and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the period from February 6, 2002 (date of inception) to September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and the results of its operations and cash flows for the period from February 6, 2002 (date of inception) to September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1(c) to the financial statements, the Company incurred a net loss of $19,159 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfill its exploration activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1(c). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Vancouver, B.C.                                     "Morgan & Company"
December 20, 2002
Chartered Accountants


                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

BALANCE SHEET

                            SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)




ASSETS

Current
Cash                                                     $ 4,961
Prepaid expenses                                           6,530

                                                        $ 11,491

LIABILITIES

Current
Accounts payable and accrued liabilities                 $ 1,400

STOCKHOLDERS' EQUITY

Capital Stock
Authorized:
50,000,000 common shares, par value $0.001 per share
10,000,000 preferred shares, par value $0.001 per share

Issued and outstanding:
3,295,000 common shares                                    3,295

Additional paid-in capital                                25,955

Deficit Accumulated During The Exploration Stage         (19,159)
                                                          10,091

                                                        $ 11,491



                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

STATEMENT OF LOSS AND DEFICIT

             PERIOD FROM DATE OF INCEPTION, FEBRUARY 6, 2002,
                           TO SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)




Expenses
Consulting fees, related                              $ 9,600
Office and sundry                                         589
Professional fees                                       6,470
Mineral property option payments (Note 3)               2,500

Net Loss For The Period                                19,159

Deficit Accumulated During The Exploration Stage,       -
Beginning Of Period

Deficit  Accumulated  During The  Exploration  Stage, $19,159
End Of Period


Basic And Diluted Loss Per Share                      $ (0.01)


Weighted Average Number Of Shares Outstanding        2,494,449





                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

STATEMENT OF CASH FLOWS

             PERIOD FROM DATE OF INCEPTION, FEBRUARY 6, 2002,
                           TO SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)




Cash Flows From Operating Activities
Net loss for the period                                 $ (19,159)

Adjustments To Reconcile Net Loss To Net Cash Used By
Operating Activities
Prepaid expenses                                           (6,530)
Accounts payable and accrued liabilities                    1,400
                                                          (24,289)

Cash Flows From Financing Activity
Share capital issued                                       29,250

Increase In Cash                                            4,961

Cash, Beginning Of Period                                    -

Cash, End Of Period                                       $ 4,961







                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)



                                                DEFICIT
                          COMMON STOCK          ACCUMULATED
                                     ADDITIONAL DURING THE
                                     PAID-IN    EXPLORATION
                    SHARES   AMOUNT  CAPITAL    STAGE      TOTAL

Opening balance,
February 6, 2002    -        $ -     $ -      $ -         $ -

March 2002 - Shares
issued for cash at  1,500,000   1,500   -        -           1,500
$0.001

March 2002 - Shares
issued for cash at  1,550,000   1,550   13,950   -           15,500
$0.01

September 2002 -
Shares issued for   245,000    245     12,005   -           12,250
cash at $0.05

Net loss for the    -          -       -        (19,159)    (19,159)
period

Balance, September
30, 2002            3,295,000 $ 3,295 $ 25,955 $ (19,159)  $ 10,091


                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)



1.   NATURE OF OPERATIONS

  a)   Organization

     The Company was incorporated in the State of Nevada, U.S.A., on February 6, 2002. The Company's intended year end is September 30, 2002.

  b)   Exploration Stage Activities

     The Company has been in the exploration stage since its formation and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Upon location of a commercial minable reserve, the Company expects to actively prepare the site for its extraction and enter a development stage.

  c)Going Concern

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern.

     As shown in the accompanying financial statements, the Company has incurred a net loss of $19,159 for the period from February 6, 2002 (inception) to September 30, 2002, and has no sales. The future of the Company is dependent upon its ability to obtain financing and upon future profitable operations from the development of its mineral properties. Management has plans to seek additional capital through a private placement and public offering of its common stock. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.


2.   SIGNIFICANT ACCOUNTING POLICIES

  The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States.
  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)



2.SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The  financial  statements have, in management's opinion, been  properly
  prepared  within  reasonable  limits  of  materiality  and  within   the
  framework of the significant accounting policies summarized below:

  a)Mineral Property Option Payments and Exploration Costs

     The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

  b)Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

  c)Income Taxes

     The Company has adopted Statement of Financial Accounting Standards No. 109 - "Accounting for Income Taxes" (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not realized, a valuation allowance is recognized.

  d)Basic and Diluted Loss Per Share

     In accordance with SFAS No. 128 - "Earnings Per Share", the basic loss per common share is computed by dividing net loss available to common stockholders by the weighted average number of common shares outstanding. Diluted loss per common share is computed similar to basic loss per common share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. At September 30, 2002, the Company has no common stock equivalents that were anti-dilutive and excluded in the earnings per share computation.



                          LAKEFIELD VENTURES INC.
                      (An Exploration Stage Company)

                       NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
                         (Stated in U.S. Dollars)



3.MINERAL PROPERTY INTEREST

  The Company has entered into an option agreement, dated April 15, 2002, to acquire a 90% interest in a total of six mineral claims located in the Levy Township in Quebec, Canada.

  In order to earn its interests, the Company made a cash payment totalling $2,500 on signing and must incur exploration expenditures totalling $150,000 as follows:

  Exploration expenditures:

  -    $15,000 by December 31, 2003;
-    A further $135,000 by December 31, 2004.

  The properties are subject to a 1% net smelter return royalty.


4.    CONTINGENCY

  Mineral Property

  The Company's mineral property interests have been acquired pursuant to option agreements. In order to retain its interest, the Company must satisfy the terms of the option agreements described in Note 3.


5.RELATED PARTY TRANSACTIONS

  During the period ended September 30, 2002, the Company incurred $9,600 for consulting services provided by two directors of the Company.

  Effective February 6, 2002, the Company entered into a management consulting agreement with a director which pays $12,000 per annum and expires February 6, 2004.






Exhibits

3.1  Articles of Incorporation
3.2  Bylaws
10.1 Kayla Property Option Agreement
10.2 Management Agreement
23.1 Consent of Morgan and Company, Chartered Accountants
99.1 Subscription Agreements


SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934 the
 Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Lakefield Ventures, Inc.

/S/ Kennedy Kerster

    Kennedy Kerster
(President, Secretary, Treasurer and Director)

Date: February 12, 2003





                           EXHIBIT 3.1
                           ARTICLES OF INCORPORATION



                         ARTICLES OF INCORPORATION

                                    OF

                    LAKEFIELD  VENTURES INC.



      **************************************************************


     The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

          ARTICLE ONE.  (NAME)

  The name of the corporation is LAKEFIELD VENTURES INC.

          ARTICLE TWO.  (RESIDENT AGENT)     The initial agent for service
of process is                  THE NEVADA AGENCY and TRUST COMPANY, 50
WEST LIBERTY STREET, SUITE 880, RENO NV 89501

          ARTICLE THREE.  (PURPOSES)      The purposes for which the
corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

               I.   (OMNIBUS).     To have to exercise all the powers now
                    or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

               II.  (CARRYING ON BUSINESS OUTSIDE STATE).      To conduct
                    and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

               III. (PURPOSES TO BE CONSTRUED AS POWERS).      The
                    purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

          ARTICLE FOUR.   (CAPITAL STOCK)    The corporation shall have
     authority to issue an aggregate of SIXTY MILLION(60,000,000) shares of stock, par value ONE MILL ($0.001) per share divided into two (2) classes of stock as follows for a total capitalization of SIXTY THOUSAND ($60,000).
          (A) NON-ASSESSABLE COMMON STOCK: ONE HUNDRED MILLION (50,000,000) shares of Common stock, Par Value ONE MILL ($0.001) per share, and

          (B) PREFERRED STOCK: TEN MILLION (10,000,000) shares of Preferred stock, Par Value ONE MILL ($0. 001) per share.

     All capital stock when issued shall be fully paid and non-assessable. No holder of shares of capital stock of the corporation shall be entitled as such to any pre-emptive or preferential rights to subscribe to any unissued stock, or any other securities, which the corporation may now or hereafter be authorized to issue.

     The corporation's capital stock may be issued and sold from time to time for such consideration as may be fixed by the Board of Directors, provided that the consideration so fixed is not less than par value.

     Holders of the corporation's Common Stock shall not possess cumulative voting rights at any shareholders meetings called for the purpose of electing a Board of Directors or on other matters brought before stockholders meetings, whether they be annual or special.

          ARTICLE FIVE.  (DIRECTORS).        The affairs of the
corporation shall be governed by a Board of Directors of not more than fifteen (15) nor less than one (1) person. The name and address of the first Board of Directors is:

          NAME                                                ADDRESS
KENNEDY KERSTER                                            704-6TH STREET,
                                                           SUITE 6
                                             NEW WESTMINSTER  BC,  CANADA
                                                      V3L 3C5


                                 ARTICLE SIX. (ASSESSMENT OF STOCK).  The
capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

               ARTICLE SEVEN.  (INCORPORATOR).    The name and address of
the incorporator of the corporation is as follows:

          NAME                     ADDRESS
          KENNEDY KERSTER         704-6TH STREET, SUITE 6
                                  NEW WESTMINSTER BC
                                   CANADA V3L 3C5

               ARTICLE EIGHT. (PERIOD OF EXISTENCE). The period of existence of the Corporation shall be perpetual.

               ARTICLE NINE. (BY-LAWS) Its Board of Directors shall adopt the initial By-laws of the corporation. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

                              ARTICLE TEN.  (STOCKHOLDERS' MEETINGS).
Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. The President or any other executive officer of the corporation, the Board of Directors, or any member may call special meetings of the stockholders thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

               ARTICLE ELEVEN. (CONTRACTS OF CORPORATION) No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall be any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may e counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were no such director or officer of such other corporation or not so interested.

               ARTICLE TWELVE.  (LIABILITY OF DIRECTORS AND OFFICERS)
No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

               IN WITNESS WHEREOF. The undersigned incorporator has hereunto affixed his/her signature at Vancouver , British Columbia, Canada


                                        __________________________________
                                           KENNEDY KERSTER

          On the ____day of  ____________, 2002, before me, the
undersigned, a Notary Public in and for the province of British Columbia, personally appeared Kennedy Kerster known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

          IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.


                              _______________________________`












                                   EXHIBIT 3.2
                                   BYLAWS


                                BYLAWS  OF

LAKEFIELD VENTURES INC.


CONTENTS OF INITIAL BYLAWS

ARTICLE                                          PAGE

1.00 CORPORATE CHARTER AND BYLAWS
1.01      Corporate Charter Provisions                 4
1.02      Registered Agent or Office Requirement
          of Filing Changes with Secretary of State    4
1.03       Initial Business Office                     4
1.04       Amendment of Bylaws                         4

2.00 DIRECTORS AND DIRECTORS  MEETINGS
2.01        Action Without Meeting                     5
2.02        Telephone Meetings                         5
2.03        Place of Meetings                          5
2.04        Regular Meetings                           5
2.05        Call of Special Meeting                    5
2.06        Quorum                                     6
2.07        Adjournment Notice of Adjourned Meetings   6
2.08       Conduct of Meetings                         6
2.09       Powers of the Board of Directors            6
2.10       Board Committees Authority to Appoint       7
2.11       Transactions with Interested Directors      7
2.12       Number of Directors                         7
2.13       Term of Office                              7
2.14       Removal of Directors                        8
2.15       Vacancies                                   8
2.15(a)   Declaration of Vacancy                       8
2.15(b)   Filling Vacancies by Directors               8
2.15(c)   Filling Vacancies by Shareholders            8
2.16       Compensation                                9
2.17        Indemnification of Directors and Officers  9
2.18        Insuring Directors, Officers, and Employees9

3.00 SHAREHOLDERS`  MEETINGS
3.01        Action Without Meeting                     9
3.02       Telephone Meeting                           10
3.03       Place of Meetings                           10
3.04       Notice of Meetings                          10
3.04       Voting List                                 10
3.05       Votes per Share                             11
3.07       Cumulative Voting                           11
3.08       Proxies                                     11
3.09       Quorum                                      12
3.09(a)   Quorum of Shareholders                       12
3.09(b)   Adjourn for Lack or Loss of Quorum           12
3.10        Voting by Voice or Ballot                  12
Article
Page

3.11        Conduct of Meetings                        12
3.12         Annual Meetings                           12
3.13        Failure to Hold Annual Meeting             13
3.14        Special Meetings                           13

4.00 OFFICERS
4.01        Title and Appointment                      13
4.01(a)   Chairman                                     13
4.01(b)   President                                    14
4.01(c)  Vice President                                14
4.01(d)   Secretary                                    14
4.01(e)   Treasurer                                    15
4.01(f)   Assistant Secretary or
               Assistant Treasurer                     15
4.02         Removal and Resignation                   15
4.03         Vacancies                                 16
4.04         Compensation                              16

5.00 AUTHORITY TO EXECUTE INSTRUMENTS
5.01    No Authority Absent Specific Authorization     16
5.02         Execution of Certain Instruments          16

6.00 ISSUANCE AND TRANSFER OF SHARES
6.01          Classes and Series of Shares             17
6.02          Certificates for Fully Paid Share        17
6.03          Consideration for Shares                 17
6.04          Replacement of Certificates              17
6.05          Signing Certificates Facsimile Signatures18
6.06          Transfer Agents and Registrars           18
6.07         Conditions of Transfer                    18
6.08         Reasonable Doubts as to Right to Transfer 18

7.00 CORPORATE RECORDS AND ADMINISTRATION
7.01         Minutes of Corporate Meetings             18
7.02        Share Register                             19
7.03        Corporate Seal                             19
7.04        Books of Account                           19
7.05        Inspection of Corporate Records            20
7.06                                  Fiscal Year      20
7.07       Waiver of Notice                            20
8.00      ADOPTION OF INITIAL BYLAWS                   20

ARTICLE ONE CORPORATE CHARTER AND BYLAWS

1.01 CORPORATE CHARTER PROVISIONS
The Corporations Charter authorizes one hundred million (60,000,000) shares to be issued. The officers and transfer agents issuing shares of the Corporation shall ensure that the total number of shares outstanding at any given time does not exceed this number. Such officers and agents shall advise the Board at least annually of the authorized shares remaining available to be issued. No shares shall be issued for less than the par value stated in the Charter. Each Charter provision shall be observed until amended by Restated Articles or Articles of Amendment duly filed with the Secretary of State.

1.02  REGISTERED  AGENT  AND OFFICE REQUIREMENT  OF  FILING  CHANGES
WITH
SECRETARY OF STATE

The name of the Registered Agent of the Corporation at such address, as set forth in its Articles of Incorporation, is: The Nevada Agency and Trust Company
The Registered Agent or Office may be changed by filing a Statement of Change of Registered Agent or Office or both with the Secretary of State, and not otherwise. Such filing shall be made promptly with each change. Arrangements for each change in Registered Agent or Office shall ensure that the Corporation is not exposed to the possibility of a default judgment. Each successive Registered Agent shall be of reliable character and Ill informed of the necessity of immediately furnishing the papers of any lawsuit against the Corporation to its attorneys.

1.03 INITIAL BUSINESS OFFICE
The address of the initial principal business office of the Corporation is hereby established as: 704-6th Street Suite 6 New Westminster British Columbia Canada V3L 3C5 The Corporation may have additional business offices within the State of Nevada and where it may be duly qualified to do business outside of Nevada, as the Board of Directors may from time to time designate or the business of the Corporation may require.

1.04 AMENDMENT OF BYLAWS
The Shareholders or Board of Directors, subject to any limits imposed by the Shareholders, may amend or repeal these Bylaws and adopt new Bylaws. All amendments shall be upon advice of counsel as to legality, except in emergency. Bylaw changes shall take effect upon adoption unless otherwise specified. Notice of Bylaws changes shall be given in or before notice given of the first Shareholders' meeting following their adoption.

ARTICLE TWO DIRECTORS AND DIRECTORS' MEETINGS

2.01 ACTION BY CONSENT OF BOARD WITHOUT MEETING
Any action required or permitted to be taken by the Board of Directors may be taken without a meeting, and shall have the same force and effect as a unanimous vote of Directors, if all members of the Board consent in writing to the action. Such consent may be given individually or collectively.

2.02 TELEPHONE MEETINGS
Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Directors may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

2.03 PLACE OF MEETINGS
Meetings of the Board of Directors shall be held at the business office of the Corporation or at such other place within or without the State of Nevada as may be designated by the Board.

2.04 REGULAR MEETINGS
Regular meetings of the Board of Directors shall be held, without call or notice, immediately following each annual Shareholders' meeting, and at such other regularly repeating times as the Directors may determine.

2.05 CALL OF SPECIAL MEETING
Special meetings of the Board of Directors for any purpose may be called at any time by the President or, if the President is absent or unable or refuses to act, by any Vice President or any two Directors. Written notices of the special meetings, stating the time and place of the meeting, shall be mailed ten days before, or telegraphed or personally delivered so as to be received by each Director not later than two days before, the day appointed for the meeting. Notice of meetings need not indicate an agenda. Generally, a tentative agenda will be included, but the meeting shall not be confined to any agenda included with the notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting and do not object to the notice given. Consent may be given either before or after the meeting.
Upon providing notice, the Secretary or other officer sending notice shall sign and file in the Corporate Record Book a statement of the details of the notice given to each Director. If such statement should later not be found in the Corporate Record Book, due notice shall be presumed.

2.06 QUORUM
The presence throughout any Directors' meeting, or adjournment thereof, of a majority of the authorized number of Directors shall be necessary to constitute a quorum to transact any business, except to adjourn. If a quorum is present, every act done or resolution passed by a majority of the Directors present and voting shall be the act of the Board of Directors.

2.07 ADJOURNMENT AND NOTICE OF ADJOURNED MEETINGS
A quorum of the Directors may adjourn any Directors' meeting to meet again at a stated hour on a stated day. Notice of the time and place where an adjourned meeting will be held need not be given to absent Directors if the time and place is fixed at the adjourned meeting. In the absence of a quorum, a majority of the Directors present may adjourn to a set time and place if notice is duly given to the absent members, or until the time of the next regular meeting of the Board.

2.08 CONDUCT OF MEETINGS
At every meeting of the Board of Directors, the Chairman of the Board, if there is such an officer, and if not, the President, or in the President's absence, a Vice President designated by the President, or in the absence of such designation, a Chairman chosen by a majority of the Directors present, shall preside. The Secretary of the Corporation shall act as Secretary of the Board of Directors' meetings. When the Secretary is absent from any meeting, the Chairman may appoint any person to act as Secretary of that meeting.
2.09 POWERS OF THE BOARD OF DIRECTORS
The business and affairs of the Corporation and all corporate power shall be exercised by or under authority of the Board of Directors, subject to limitations imposed by law, the Articles of Incorporation, any applicable Shareholders' agreement, and these Bylaws.

2.10 BOARD COMMITTEES AUTHORITY TO APPOINT
The Board of Directors may designate an executive committee and one or more other committees to conduct the business and affairs of the Corporation to the extent authorized. The Board shall have the powers at any time to change the powers and membership of, fill vacancies in, and dissolve any committee. Members of any committee shall receive such compensation as the Board of Directors may from time to time provide. The designation of any committee and the delegation of authority thereto shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

2.11 TRANSACTIONS WITH INTERESTED DIRECTORS
Any contract or other transaction between the Corporation and any of its Directors (or any corporation or firm in which any of its Directors are directly or indirectly interested) shall be valid for all purposes notwithstanding the presence of that Director at the meeting during which the contract or transaction was authorized, and notwithstanding the Directors' participation in that meeting. This section shall apply only if the contract or transaction is just and reasonable to the Corporation at the time it is authorized and ratified, the interest of each Director is known or disclosed to the Board of Directors, and the Board nevertheless authorizes or ratifies the contract or transaction by a majority of the disinterested Directors present. Each interested Director is to be counted in determining whether a quorum is present, but shall not vote and shall not be counted in calculating the majority necessary to carry the vote. This section shall not be construed to invalidate contracts or transactions that would be valid in its absence.

2.12 NUMBER OF DIRECTORS
The  number of Directors of this Corporation shall be no more than fifteen
(15) or less than one (1). No Director need be a resident of Nevada or a Shareholder. The number of Directors may be increased or decreased from time to time by amendment to these Bylaws. Any decrease in the number of Directors shall not have the effect of shortening the tenure, which any incumbent Director would otherwise enjoy.

2.13 TERM OF OFFICE
Directors shall be entitled to hold office until their successors are elected and qualified. Election for all Director positions, vacant or not vacant, shall occur at each annual meeting of the Shareholders and may be held at any special meeting of Shareholders called specifically for that purpose.

2.14 REMOVAL OF DIRECTORS
The entire Board of Directors or any individual Director may be removed from office by a vote of Shareholders holding a majority of the outstanding shares entitled to vote at an election of Directors. However, if less than the entire Board is to be removed, no one of the Directors may be removed if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire Board of Directors. No director may be so removed except at an election of the class of Directors of which he is a part. If any or all Directors are so removed, new Directors may be elected at the same meeting. Whenever a class or series of shares is entitled to elect one or more Directors under authority granted by the Articles of Incorporation, the provisions of this Paragraph apply to the vote of that class or series and not to the vote of the outstanding shares as a whole.

2.15 VACANCIES
Vacancies on the Board of Directors shall exist upon the occurrence of any of the following events: (a) the death, resignation, or removal of any Director; (b) an increase in the authorized number of Directors; or (c) the failure of the Shareholders to elect the full authorized number of Directors to be voted for at any annual, regular, or special Shareholders' meeting at which any Director is to be elected.

2.15(a)   DECLARATION OF VACANCY
A majority of the Board of Directors may declare vacant the office of a Director if the Director: (a) is adjudged incompetent by a court order;
(b) is convicted of a crime involving moral turpitude; (c) or fails to accept the office of Director, in writing or by attending a meeting of the Board of Directors, within thirty (30) days of notice of election.

2.15(b)   FILLING VACANCIES BY DIRECTORS
Vacancies other than those caused by an increase in the number of Directors may be filled temporarily by majority vote of the remaining
Directors, though less than a quorum, or by a sole remaining Director. Each Director so elected shall hold office until a qualified successor is elected at a Shareholders' meeting.

2.15(c)   FILLING VACANCIES BY SHAREHOLDERS
Any vacancy on the Board of Directors, including those caused by an increase in the number of Directors shall be filled by the Shareholders at the next annual meeting or at a special meeting called for that purpose. Upon the resignation of a Director tendered to take effect at a future time, the Board or the Shareholders may elect a successor to take office when the resignation becomes effective.

2.16 COMPENSATION
Directors shall receive such compensation for their services as Directors as shall be determined from time to time by resolution of the Board. Any Director may serve the Corporation in any other capacity as an officer, agent, employee, or otherwise, and receive compensation therefor.

2.17 INDEMNIFICATION OF DIRECTORS AND OFFICERS
The Board of Directors shall authorize the Corporation to pay or reimburse any present or former Director or officer of the Corporation any costs or expenses actually and necessarily incurred by that officer in any action, suit, or proceeding to which the officer is made a party by reason of holding that position, provided, however, that no officer shall receive such indemnification if finally adjudicated therein to be liable for negligence or misconduct in office. This indemnification shall extend to good-faith expenditures incurred in anticipation of threatened or proposed litigation. The Board of Directors may in proper cases, extend the indemnification to cover the good-faith settlement of any such action, suit, or proceeding, whether formally instituted or not.

2.18 INSURING DIRECTORS, OFFICERS, AND EMPLOYEES
The Corporation may purchase and maintain insurance on behalf of any Director, officer, employee, or agent of the Corporation, or on behalf of any person serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against that person and incurred by that person in any such corporation, whether or not the Corporation has the poIr to indemnify that person against liability for any of those acts.

ARTICLE THREE SHAREHOLDERS' MEETINGS

3.01 ACTION WITHOUT MEETING
Any action that may be taken at a meeting of the Shareholders under any provision of the Nevada Business Corporation Act may be taken without a meeting if authorized by a consent or waiver filed with the Secretary of the Corporation and signed by all persons who would be entitled to vote on that action at a Shareholders' meeting. Each such signed consent or waiver, or a true copy thereof, shall be placed in the Corporate Record Book.

3.02 TELEPHONE MEETINGS

Subject to the notice provisions required by these Bylaws and by the Business Corporation Act, Shareholders may participate in and hold a meeting by means of conference call or similar communication by which all persons participating can hear each other. Participation in such a meeting shall constitute presence in person at such meeting, except participation for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

3.03 PLACE OF MEETINGS
Shareholders' meetings shall be held at the business office of the Corporation, or at such other place within or without the State of Nevada as may be designated by the Board of Directors or the Shareholders.

3.04 NOTICE OF MEETINGS
The President, the Secretary, or the officer or persons calling a Shareholders' Meeting. shall give notice, or cause it to be given, in writing to each Director and to each Shareholder entitled to vote at the meeting at least ten (10) but not more than sixty (60) days before the date of the meeting. Such notice shall state the place, day, and hour of the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called. Such written notice may be given personally, by mail, or by other means. Such notice shall be addressed to each recipient at such address as appears on the Books of the Corporation or as the recipient has given to the Corporation for the purpose of notice. Meetings provided for in these Bylaws shall not be invalid for lack of notice if all persons entitled to notice consent to the meeting in writing or are present at the meeting in person or by proxy and do not object to the notice given, Consent may be given either before or after the meeting. Notice of the reconvening of an adjourned meeting is not necessary unless the meeting is adjourned more than thirty days past the date stated in the notice, in which case notice of the adjourned meeting shall be given as in the case of any special meeting. Notice may be waived by written waivers signed either before or after the meeting by all persons entitled to the notice.

3.05 VOTING LIST
At least ten (10), but not more than sixty (60), days before each Shareholders' meeting, the officer or agent having charge of the
Corporation's share transfer books shall make a complete list of the Shareholders entitled to vote at that meeting or any adjournment thereof, arranged in alphabetical order, with the address and the number of shares held by each. The list shall be kept on file at the Registered Office of the Corporation for at least ten (10) days prior to the meeting, and shall be subject to inspection by any Director, officer, or Shareholder at any time during usual business hours. The list shall also be produced and kept open at the time and place of the meeting and shall be subject, during the whole time of the meeting, to the inspection of any Shareholder. The original share transfer books shall be prima facie evidence as to the Shareholders entitled to examine such list or transfer books or to vote at any meeting of Shareholders. However, failure to prepare and to make the list available in the manner provided above shall not affect the validity of any action taken at the meeting.

3.06 VOTES PER SHARE
Each outstanding share, regardless of class, shall be entitled to one (1) vote on each matter submitted to a vote at a meeting of Shareholders, except to the extent that the voting rights of the shares of any class or classes are limited or denied pursuant to the Articles of Incorporation. A Shareholder may vote in person or by proxy executed in writing by the Shareholder, or by the Shareholder's duly authorized attorney-in-fact.

3.07 CUMULATIVE VOTING
Cumulative voting is expressly forbidden

3.08 PROXIES
A Shareholder may vote either in person or by proxy executed in writing by the Shareholder or his or her duly authorized attorney in fact. Unless otherwise provided in the proxy or by law, each proxy shall be revocable and shall not be valid after eleven (11) months from the date of its execution,

3.09 QUORUM
3.09(a)   QUORUM OF SHAREHOLDERS
As to each item of business to be voted on, the presence (in person or by proxy) of the persons who are entitled to vote a majority of the outstanding voting shares on that matter shall constitute the quorum necessary for the consideration of the matter at a Shareholders' meeting. The vote of the holders of a majority of the shares entitled to vote on the matter and represented at a meeting at which a quorum is present shall be the act of the Shareholders' meeting.

3.09(b)   ADJOURNMENT FOR LACK OR LOSS OF QUORUM
No business may be transacted in the absence of a quorum, or upon the withdrawal of enough Shareholders to leave less than a quorum; other than to adjourn the meeting from time to time by the vote of a majority of the shares represented at the meeting.

3.10 VOTING BY VOICE OR BALLOT
Elections for Directors need not be by ballot unless a Shareholder demands election by ballot before the voting begins.

3.11 CONDUCT OF MEETINGS
Meetings of the Shareholders shall be chaired by the President, or, in the President's absence, a Vice President designated by the President, or, in the absence of such designation, any other person chosen by a majority of the Shareholders of the Corporation present in person or by proxy and entitled to vote. The Secretary of the Corporation, or, in the Secretary's absence, an Assistant Secretary, shall act as Secretary of all meetings of the Shareholders. In the absence of the Secretary or Assistant Secretary, the Chairman shall appoint another person to act as Secretary of the meeting.

3.12 ANNUAL MEETINGS
The time, place, and date of the annual meeting of the Shareholders of the Corporation, for the purpose of electing Directors and for the transaction of any other business as may come before the meeting, shall be set from time to time by a majority vote of the Board of Directors. If the day fixed for the annual meeting shall be on a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day. If the election of Directors is not held on the day thus designated for any annual meeting, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the Shareholders as soon thereafter as possible.

3.13 FAILURE TO HOLD ANNUAL MEETING
If, within any 13-month period, an annual Shareholders' Meeting is not held, any Shareholder may apply to a court of competent jurisdiction in the county in which the principal office of the Corporation is located for a summary order that an annual meeting be held.

3.14 SPECIAL MEETINGS
A special Shareholders' meeting may be called at any time by. (a) the President; (b) the Board of Directors; or (c) one or more Shareholders holding in the aggregate one-tenth or more of all the shares entitled to vote at the meeting. Such meeting may be called for any purpose. The party calling the meeting may do so only by written request sent by registered mail or delivered in person to the President or Secretary. The officer receiving the written request shall within ten (10) days from the date of its receipt cause notice of the meeting to be sent to all the Shareholders entitled to vote at such a meeting. If the officer does not give notice of the meeting within ten (10) days after the date of receipt of the written request, the person or persons calling the meeting may fix the time of the meeting and give the notice. The notice shall be sent pursuant to Section 3.04 of these Bylaws. The notice of a special Shareholders' meeting must state the purpose or purposes of the meeting and, absent consent of every Shareholder to the specific action taken, shall be limited to purposes plainly stated in the notice, notwithstanding other provisions herein.

ARTICLE FOUR OFFICERS

4.01 TITLE AND APPOINTMENT
The officers of the Corporation shall be a President and a Secretary, as required by law. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, a Treasurer, one or more Assistant Secretaries, and one or more Assistant Treasurers. One person may hold any two or more offices, including President and Secretary. All officers shall be elected by and hold office at the pleasure of the Board of Directors, which shall fix the compensation and tenure of all officers.

4.01(a)   CHAIRMAN OF THE BOARD
The Chairman, if there shall be such an officer, shall, if present, preside at the meetings of the Board of Directors and exercise and perform such other powers and duties as may from time to time be assigned to the Chairman by the Board of Directors or prescribed by these Bylaws.

4.01(b)   PRESIDENT
Subject to such supervisory powers, if any, as may be given to the Chairman, if there is one, by the Board of Directors, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. The President shall have the general powers and duties of management usually vested in the office of President of a corporation; shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws; and shall be ex officio a member of all standing committees, including the executive committee, if any. In addition, the President shall preside at all meetings of the Shareholders and in the absence of the Chairman, or if there is no Chairman, at all meetings of the Board of Directors.

4.01(c)   VICE PRESIDENT
Any Vice President shall have such powers and perform such duties as from time to time may be prescribed by these Bylaws, by the Board of Directors, or by the President. In the absence or disability of the President, the senior or duly appointed Vice President, if any, shall perform all the duties of the President, pending action by the Board of Directors when so acting, such Vice President shall have all the powers of, and be subject to all the restrictions on, the President.

4.01(d)   SECRETARY
The Secretary shall:
A. See that all notices are duly given in accordance with the provisions of these Bylaws and as required by law. In case of the absence or disability of the Secretary. or the Secretary's refusal or neglect to act, notice may be given and served by an Assistant Secretary or by the Chairman, the President, any Vice President, or by the Board of Directors.
B. Keep the minutes of corporate meetings, and the Corporate Record Book, as set out in Section 7.01 hereof.
C. Maintain, in the Corporate Record Book, a record of all share certificates issued or canceled and all shares of the Corporation canceled or transferred.
D. Be custodian of the Corporation's records and of any seal, which the Corporation may from time to time adopt. when the Corporation exercises its right to use a seal, the Secretary shall see that the seal is embossed on all share certificates prior to their issuance and on all documents authorized to be executed under seal in accordance with the provisions of these Bylaws.
E. In general, perform all duties incident to the office of Secretary, and such other duties as from time to time may be required by Sections 7.01, 7.02, and 7.03 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(e)   TREASURER
The Treasurer shall:
F. Have charge and custody of, and be responsible for, all funds and securities of the Corporation, and deposit all funds in the name of the Corporation in those banks, trust companies, or other depositories that shall be selected by the Board of Directors.
G. Receive, and give receipt for, monies due and payable to the Corporation.
H. Disburse or cause to be disbursed the funds of the Corporation as may be directed by the Board of Directors, taking proper vouchers for those disbursements.
I. If required by the Board of Directors or the President, give to the Corporation a bond to assure the faithful performance of the duties of the Treasurer's office and the restoration to the Corporation of all corporate books, papers, vouchers, money, and other property of whatever kind in the Treasurer's possession or control, in case of the Treasurer's death, resignation, retirement, or removal from office. Any such bond shall be in a sum satisfactory to the Board of Directors, with one or more sureties or a surety company satisfactory to the Board of Directors.
J. In general, perform all the duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by Sections 7.O4 and 7.05 of these Bylaws, by these Bylaws generally, by the Board of Directors, or by the President.

4.01(f)   ASSISTANT SECRETARY AND ASSISTANT TREASURER
The Assistant Secretary or Assistant Treasurer shall have such powers and perform such duties as the Secretary or Treasurer, respectively, or as the Board of Directors or President may prescribe. In case of the absence of the Secretary or Treasurer, the senior Assistant Secretary or Assistant Treasurer, respectively, may perform all of the functions of the Secretary or Treasurer.

4.02 REMOVAL AND RESIGNATION
Any officer may be removed, either with or without cause, by vote of a majority of the Directors at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any committee or officer upon whom that power of removal may be conferred by the Board of Directors. Such removal shall be without prejudice to the contract rights, if any, of the person removed. Any officer may resign at any time by giving written notice to the Board of Directors, the President, or the Secretary of the Corporation. Any resignation shall take effect on the date of the receipt of that notice or at any later time specified therein, and, unless otherwise specified therein, the acceptance of that resignation shall not be necessary to make it effective.

4.03 VACANCIES
Upon the occasion of any vacancy occurring in any office of the Corporation, by reason of death, resignation, removal, or otherwise, the Board of Directors may elect an acting successor to hold office for the unexpired term or until a permanent successor is elected.

4.04 COMPENSATION
The compensation of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving a salary by reason of the fact that the officer is also a Shareholder or a Director of the Corporation, or both.

ARTICLE FIVE - AUTHORITY TO EXECUTE INSTRUMENTS

5.01 NO AUTHORITY ABSENT SPECIFIC AUTHORIZATION
These Bylaws provide certain authority for the execution of instruments. The Board of Directors, except as otherwise provided in these Bylaws, may additionally authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances. Unless expressly authorized by these Bylaws or the Board of Directors, no officer, agent, or employee shall have any power or authority to bind the Corporation by any contract or engagement nor to pledge its credit nor to render it peculiarly liable for any purpose or in any amount.

5.02 EXECUTION OF CERTAIN INSTRUMENTS
Formal contracts of the Corporation, promissory notes, deeds, deeds of trust, mortgages, pledges, and other evidences of indebtedness of the Corporation, other corporate documents, and certificates of ownership of liquid assets held by the Corporation shall be signed or endorsed by the President or any Vice President and by the Secretary or the Treasurer, unless otherwise specifically determined by the Board of Directors or otherwise required by law.

ARTICLE SIX - ISSUANCE AND TRANSFER OF SHARES

6.01 CLASSES AND SERIES OF SHARES
The Corporation may issue one or more classes or series of shares, or both. Any of these classes or series may have full, limited, or no voting rights, and may have such other preferences, rights, privileges, and restrictions as are stated or authorized in the Articles of Incorporation. All shares of any one class shall have the same voting, conversion, redemption, and other rights, preferences, privileges, and restrictions, unless the class is divided into series, If a class is divided into series, all the shares of any one series shall have the same voting, conversion, redemption, and other. rights, preferences, privileges, and restrictions. There shall always be a class or series of shares outstanding that has complete voting rights except as limited or restricted by voting rights conferred on some other class or series of outstanding shares.

6.02 CERTIFICATES FOR FULLY PAID SHARES
Neither shares nor certificates representing shares may be issued by the Corporation until the full amount of the consideration has been received when the consideration has been paid to the Corporation, the shares shall be deemed to have been issued and the certificate representing the shares shall be issued to the shareholder.

6.03 CONSIDERATION FOR SHARES
Shares may be issued for such consideration as may be fixed from time to time by the Board of Directors, but not less than the par value stated in the Articles of Incorporation. The consideration paid for the issuance of shares shall consist of money paid, labor done, or property actually received, and neither promissory notes nor the promise of future services shall constitute payment nor partial payment for shares of the Corporation.

6.04 REPLACEMENT OF CERTIFICATES
No replacement share certificate shall be issued until the former certificate for the shares represented thereby shall have been surrendered and canceled, except that replacements for lost or destroyed certificates may be issued, upon such terms, conditions, and guarantees as the Board may see fit to impose, including the filing of sufficient indemnity.

6.05 SIGNING CERTIFICATES-FACSIMILE SIGNATURES
All share certificates shall be signed by the officer(s) designated by the Board of Directors. The signatures of the foregoing officers may be facsimiles. If the officer who has signed or whose facsimile signature has been placed on the certificate has ceased to be such officer before the certificate issued, the certificate may be issued by the Corporation with the same effect as if he or she Ire such officer on the date of its issuance.

6.06 TRANSFER AGENTS AND REGISTRARS
The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, at such times and places as the requirements of the Corporation may necessitate and the Board of Directors may designate. Each registrar appointed, if any, shall be an incorporated bank or trust company, either domestic or foreign.

6.07 CONDITIONS OF TRANSFER
The party in whose name shares of stock stand on the books of the Corporation shall be deemed the owner thereof as regards the Corporation, provided that whenever any transfer of shares shall be made for collateral security, and not absolutely, and prior written notice thereof shall be given to the Secretary of the Corporation, or to its transfer agent, if any, such fact shall be stated in the entry of the transfer.


6.08 REASONABLE DOUBTS AS TO RIGHT TO TRANSFER
When a transfer of shares is requested and there is reasonable doubt as to the right of the person seeking the transfer, the Corporation or its transfer agent, before recording the transfer of the shares on its books or issuing any certificate there for, may require from the person seeking the transfer reasonable proof of that person's right to the transfer. If there remains a reasonable doubt of the right to the transfer, the Corporation may refuse a transfer unless the person gives adequate security or a bond of indemnity executed by a corporate surety or by two individual sureties satisfactory to the Corporation as to form, amount, and responsibility of sureties. The bond shall be conditioned to protect the Corporation, its officers, transfer agents, and registrars, or any of them, against any loss, damage, expense, or other liability for the transfer or the issuance of a new certificate for shares.

ARTICLE SEVEN - CORPORATE RECORDS AND ADMINISTRATION

7.01 MINUTES OF CORPORATE MEETINGS
The Corporation shall keep at the principal office, or such other place as the Board of Directors may order, a book recording the minutes of all meetings of its Shareholders and Directors, with the time and place of each meeting, whether such meeting was regular or special, a copy of the notice given of such meeting, or of the written waiver thereof, and, if it is a special meeting, how the meeting was authorized. The record book shall further show the number of shares present or represented at Shareholders' meetings, and the names of those present and the proceedings of all meetings.

7.02 SHARE REGISTER
The Corporation shall keep at the principal office, or at the office of the transfer agent, a share register showing the names of the Shareholders, their addresses, the number and class of shares issued to each, the number and date of issuance of each certificate issued for such shares, and the number and date of cancellation of every certificate surrendered for cancellation. The above information may be kept on an information storage device such as a computer, provided that the device is capable of reproducing the information in clearly legible form. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the Officer issuing shares shall maintain the appropriate requirements regarding issuance.

7.03 CORPORATE SEAL
The Board of Directors may at any time adopt, prescribe the use of, or discontinue the use of, such corporate seal as it deems desirable, and the appropriate officers shall cause such seal to be affixed to such certificates and documents as the Board of Directors may direct.


class=Section7>


7.04 BOOKS OF ACCOUNT
The Corporation shall maintain correct and adequate accounts of its properties and business transactions, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. The corporate bookkeeping procedures shall conform to accepted accounting practices for the Corporation's business or businesses. subject to the foregoing, The chart of financial accounts shall be taken from, and designed to facilitate preparation of, current corporate tax returns. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classed by source and shown in a separate account. If the Corporation is taxed under Internal Revenue Code Section 1244 or Subchapter S, the officers and agents maintaining the books of account shall maintain the appropriate requirements.

7.05 INSPECTION OF CORPORATE RECORDS
A Director or Shareholder demanding to examine the Corporation's books or records may be required to first sign an affidavit that the demanding party will not directly or indirectly participate in reselling the information and will keep it confidential other than in use for proper purposes reasonably related to the Director's or Shareholder's role. A Director who insists on examining the records while refusing to sign this affidavit thereby resigns as a Director.

7.06 FISCAL YEAR
The fiscal year of the Corporation shall be as determined by the Board of Directors and approved by the Internal Revenue Service. The Treasurer shall forthwith arrange a consultation with the Corporation's tax advisers to determine whether the Corporation is to have a fiscal year other than the calendar year. If so, the Treasurer shall file an election with the Internal Revenue Service as early as possible, and all correspondence with the IRS, including the application for the Corporation's Employer Identification Number, shall reflect such non-calendar year election.

7.07 WAIVER OF NOTICE
Any notice required by law or by these Bylaws may be waived by execution of a written waiver of notice executed by the person entitled to the notice. The waiver may be signed before or after the meeting.

ARTICLE EIGHT - ADOPTION OF INITIAL BYLAWS
The Board of Directors adopted the foregoing bylaws on January 22, 2002

/S/ KENNEDY KERSTER
Director



Attested to, and certified by:  /S/Kennedy Kerster, Secretary








                              EXHIBIT 10.1
                              KAYLA PROPERTY OPTION AGREEMENT


                             OPTION AGREEMENT


THIS AGREEMENT is dated for reference the15th day of April , 2002.


BETWEEN:                 PETER J HAWLEY
                                    169 PERRAULT AVENUE
                                    VAL D'OR
                                    QUEBEC, CANADA
                                     J9P 2H1

                (the "Optionor")
                                                         OF THE FIRST PART

AND:
               LAKEFIELD VENTURES, INC.
               a Nevada corporation with its registered address at 550 Liberty Street West, Suite 880
                                 Reno, Nevada  89105

               ("Lakefield")
                                                            OF SECOND PART


WHEREAS:

A. The Optionor is the owner of an undivided 100% right, title and interest in and to mineral claims described in this Agreement;

B. Lakefield wishes to acquire the option to acquire a 90% interest in the Optionor's property on the terms and subject to the conditions contained in this Agreement;


NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereto agree as follows:

1.   DEFINITIONS

1.1 In this Agreement, the following terms will have the meaning set forth below:

(A) "Exploration and Development" means any and all activities comprising or undertaken in connection with the exploration and development of the Property, the construction of a mine and mining facilities on or in proximity to the Property and placing the Property into commercial production;

(B)  "Property" means and includes:
     (i) the mining claims in the Val D'or region of the Province of Quebec listed in Schedule A to this Agreement; and

     (ii) all rights and appurtenances pertaining to the mining claims listed in Schedule A, including all water and water rights, rights of way, and easements, both recorded and unrecorded, to which the Optionor is entitled;

(C) "Property Expenditures" means all reasonable and necessary monies expended on or in connection with Exploration and Development as determined in accordance with generally accepted accounting principles including, without limiting the generality of the foregoing:

(i) the cost of entering upon, surveying, prospecting and drilling on the Property;

(ii) the cost of any geophysical, geochemical and geological reports or surveys relating to the Property;

(iii) all filing and other fees and charges necessary or advisable to keep the Property in good standing with any regulatory authorities having jurisdiction;
(iv) all rentals, royalties, taxes (exclusive of all income taxes and mining taxes based on income and which are or may be assessed against any of the parties hereto) and any assessments whatsoever, whether the same constitute charges on the Property or arise as a result of the operation thereon;

   (v) the cost, including rent and finance charges, of all buildings, machinery, tools, appliances and equipment and related capital items that may be erected, installed and used from time to time in connection with
               Exploration and Development;

          (vi) the cost of construction and maintenance of camps required for Exploration and Development;

          (vii) the cost of transporting persons, supplies, machinery and equipment in connection with Exploration and Development;
all wages and salaries of persons engaged in Exploration and


 Development and any assessments or levies made under the authority of any regulatory body having jurisdiction with respect to such persons or supplying food, lodging and other reasonable needs for such persons;

(viii) all costs of consulting and other engineering services including report preparation;

 (ix) the cost of compliance with all statutes, orders and regulations respecting environmental reclamation, restoration and other like work required as a result of conducting Exploration and Development; and

 (x) all costs of searching for, digging, working, sampling, transporting, mining and procuring diamonds, other minerals, ores, and metals from and out of the Property;

2.   OPTION
2.1 The Optionor hereby grants to Lakefield the exclusive right and option to acquire an undivided 90% right, title and interest in and to the Property (the "Option") for total consideration consisting of cash payments to the Optionor totalling $2,500 US and the incurrence of Property Expenditures totalling $150,000 US to be made as follows:

     (A) upon execution of this Agreement, the payment to the Optionor of the sum of $2,500 US, which amount will be refundable pending delivery of the
          Geological Report in a form acceptable to Lakefield;

(B)   Delivery of the Geological Report in a form acceptable to Lakefield,

     (C) by December 31, 2003, the incurrence of Property Expenditures in the amount of $15,000 US;

     (D) by December 31, 2004, the incurrence of Property Expenditures in the further amount of $135,000 US for total aggregate Property Expenditures of $150,000 by December 31, 2004, provided that any Property Expenditures incurred prior to December 31, 2003 which are in excess of $15,000 will be applied to the further required amount of $135,000.

The Optionor will prepare a geological report on the Property (the "Geological Report") and will deliver the Geological Report to Lakefield by not later than April 30, 2002. If the Geological Report is acceptable to Lakefield, then Lakefield will be required to make the payment required by Paragraph 2.1(B) in order to maintain the Option. If the Geological Report is not acceptable to Lakefield, then Lakefield will give notice of termination of this Agreement to the Optionor and the Optionor will refund to Lakefield the amount paid on account of the Option pursuant to Paragraph 2.1(A).


2.2 Upon making the cash payments and Property Expenditures as specified in Paragraph 2.1, Lakefield shall have acquired an undivided 90% right, title and interest in and to the Property.

2.3 This Agreement is an option only and the doing of any act or the making of any payment by Lakefield shall not obligate Lakefield to do any further acts or make any further payments.

3.   TRANSFER OF TITLE

3.1 Upon execution of this Agreement, Lakefield shall be entitled to record this Agreement against title to the Property.

3.2 Upon making the cash payments and Property Expenditures as specified in Paragraph 2.1, the Optionor shall deliver to Lakefield a duly executed bill of sale or quit claim deed and such other executed documents of transfer as required, in the opinion of Lakefield's lawyers, for the transfer of an undivided 90% interest in the Property to Lakefield.

4.   JOINT VENTURE

4.1 Upon Lakefield acquiring an interest in the Property pursuant to paragraph 2.1, the Optionor and Lakefield agree to join and participate in a single purpose joint venture ( the "Joint Venture") for the purpose of further exploring and developing and, if economically and politically feasible, constructing and operating a mine on the Property. The Joint Venture shall be governed by an agreement, which shall be in the form of joint venture agreement attached as Schedule B hereto.

5.
     RIGHT OF ENTRY

5.1 During the currency of this Agreement, Lakefield, its servants, agents and workmen and any persons duly authorised by Lakefield, shall have the right of access to and from and to enter upon and take possession of and prospect, explore and develop the Property in such manner as Lakefield in its sole discretion may deem advisable for the purpose of incurring Property Expenditures as contemplated by Section 2, and shall have the right to remove and ship therefrom ores, minerals, metals, or other products recovered in any manner therefrom.

6.   COVENANTS OF LAKEFIELD

6.1  Lakefield covenants and agrees that:

 (A) during the term of this Agreement, Lakefield shall keep the Property clear of all liens, encumbrances and other charges and shall keep the Optionor indemnified in respect thereof;

 (B) Lakefield shall carry on all operations on the Property in a good and workmanlike manner and in compliance with all applicable governmental regulations and restrictions including but not limited to the posting of any reclamation bonds as may be required by any governmental regulations or regulatory authorities;

 (C) during the term of the option herein, Lakefield shall pay or cause to be paid any rates, taxes, duties, royalties, workers' compensation or other assessments or fees levied with respect to its operations thereon and in particular Lakefield shall pay the yearly claim maintenance payments necessary to maintain the claims in good standing;

  (D) Lakefield shall maintain books of account in respect of its expenditures and operations on the Property and, upon reasonable notice, shall make such books available for inspection by representatives of the Optionor;

 (E) Lakefield shall allow any duly authorised agent or representative of the Optionor to inspect the Property at reasonable times and intervals and upon reasonable notice given to Lakefield, provided however, that it is agreed and understood that any such agent or representative shall be at his own risk in respect of, and Lakefield shall not be liable for, any injury incurred while on the Property, howsoever caused;

     (F) Lakefield shall allow the Optionor access at reasonable times to all maps, reports, sample results and other technical data prepared or obtained by Lakefield in connection with its operations on the Property;

     (G) Lakefield shall indemnify and save the Optionor harmless of and from any and all costs, claims, loss and damages whatsoever incidental to or arising out of any work or operations carried out by or on behalf of Lakefield on the Property, including any liability of an environmental nature.

7.   REPRESENTATIONS AND WARRANTIES

7.1  The Optionor hereby represents and warrants that:

     (A) the Property is in good standing with all regulatory authorities having jurisdictions and all required claim maintenance payments have been made;

     (B) it has not done anything whereby the mineral claims comprising the Property may be in any way encumbered;

     (C) it has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with its charter documents or any contract or other commitment to which it is party; and

(D) the execution of this Agreement and the performance of its terms have been duly authorised by all necessary corporate actions including the resolution of its Board of Directors.

7.2  Lakefield hereby represents and warrants that:

     (A) it has full corporate power and authority to enter into this Agreement and the entering into of this Agreement does not conflict with any applicable laws or with its charter documents or any contract or other commitment to which it is party; and

(B) the execution of this Agreement and the performance of its terms have been duly authorised by all necessary corporate actions including the resolution of its Board of Directors.

8.   ASSIGNMENT

8.1 With the consent of the other party, which consent shall not be unreasonably withheld, Lakefield and the Optionor has the right to assign all or any part of its interest in this Agreement and or in the Property, subject to the terms and conditions of this Agreement. It shall be a condition precedent to any such assignment that the assignee of the interest being transferred agrees to be bound by the terms of this Agreement, insofar as they are applicable.

9.   CONFIDENTIALITY OF INFORMATION

9.1 Each of Lakefield and the Optionor shall treat all data, reports, records and other information of any nature whatsoever relating to this Agreement and the Property as confidential, except where such information must be disclosed for public disclosure requirements of a public company.

10.  TERMINATION

10.1 Until such time as Lakefield has acquired an undivided 90% interest in the Property pursuant to Section 2, this Agreement shall terminate upon any of the following events:

     (A) upon the failure of Lakefield to make a payment or incur Property Expenditures required by and within the time limits prescribed by Paragraph 2.1;

 (B) in the event that Lakefield, not being at the time in default under any provision of this Agreement, gives 30 day's written notice to the
      Optionor of the termination of this Agreement;

     (C) in the event that Lakefield shall fail to comply with any of its obligations hereunder, other than the obligations contained in Paragraph 2.1, and subject to Paragraph 11.1, and within 30 days of receipt by Lakefield of written notice from the Optionor of such default, Lakefield has not:

  (i) cured such default, or commenced proceedings to cure such default and prosecuted same to completion without undue delay; or

  (ii) given the Optionor notice that it denies that such default has occurred.

 (D)  delivery of notice of termination by Lakefield pursuant to Paragraph
      2.1 in the event the Geological Report is not acceptable;

 (E) the inability of Lakefield to complete the private placement referred to in Paragraph 2.1(c).

In the event that Lakefield gives notice that it denies that a default has occurred, Lakefield shall not be deemed in default until the matter shall have been determined finally through such means of dispute resolution as such matter has been subjected to by either party.

10.2 Upon termination of this Agreement under Paragraph 10.1, Lakefield shall:

     (A) transfer any interest in title to the Property, in good standing to the Optionor free and clear of all liens, charges, and encumbrances;

(B) turn over to the Optionor copies of all maps, reports, sample results, contracts and other data and documentation in the possession of Lakefield or, to the extent within Lakefield's control, in the possession of its agents, employees or independent contractors, in connection with its operations on the Property; and

(C) ensure that the Property is in a safe condition and complies with all environmental and safety standards imposed by any duly authorised regulatory authority.

10.3 Upon the termination of this Agreement under Paragraph 10.1, Lakefield shall cease to be liable to the Optionor in debt, damages or otherwise save for the performance of those of its obligations which theretofore should have been performed, including those obligations in Paragraph 10.2.

10.4 Upon termination of this Agreement, Lakefield shall vacate the Property within a reasonable time after such termination, but shall have the right of access to the Property for a period of six months thereafter for the purpose of removing its chattels, machinery, equipment and fixtures.

11.  FORCE  MAJEURE

11.1 The time for performance of any act or making any payment or any expenditure required under this Agreement shall be extended by the period of any delay or inability to perform due to fire, strikes, labour disturbances, riots, civil commotion, wars, acts of God, any present or future law or governmental regulation, any shortages of labour, equipment or materials, or any other cause not reasonably within the control of the party in default, other than lack of finances.

12.  REGULATORY APPROVAL

12.1 If this Agreement is subject to the prior approval of any securities regulatory bodies, then the parties shall use their best efforts to obtain such regulatory approvals.

13.  NOTICES

13.1 Any notice, election, consent or other writing required or permitted to be given hereunder shall be deemed to be sufficiently given if delivered or mailed postage prepaid or if given by telegram, telex or telecopier, addressed as follows:

     In the case of the Optionor:




     In the case of Lakefield :              Lakefield Ventures, Inc.
                                   704-6th Street, Suite 6
                                   New Westminster, BC
                                   Canada  V3L 3C5

Telecopier: (604) 519-1681


and any such notice given as aforesaid shall be deemed to have been given to the parties hereto if delivered, when delivered, or if mailed, on the third business day following the date of mailing, or, if telegraphed, telexed or telecopied, on the same day as the telegraphing, telexing or telecopying thereof PROVIDED HOWEVER that during the period of any postal interruption in Canada any notice given hereunder by mail shall be deemed to have been given only as of the date of actual delivery of the same. Any party may from time to time by notice in writing change its address for the purposes of this Paragraph 13.1.

14.  GENERAL TERMS AND CONDITIONS

14.1 The parties hereto hereby covenant and agree that they will execute such further agreements, conveyances and assurances as may be requisite, or which counsel for the parties may deem necessary to effectually carry out the intent of this Agreement.

14.2 This Agreement shall constitute the entire agreement between the parties with respect to the Property. No representations or inducements have been made save as herein set forth. No changes, alterations or modifications of this Agreement shall be binding upon either party until and unless a memorandum in writing to such effect shall have been signed by all parties hereto. This Agreement shall supersede all previous written, oral or implied understandings between the parties with respect to the matters covered hereby.

14.3 Time shall be of the essence of this Agreement.

14.4 The titles to the sections in this Agreement shall not be deemed to form part of this Agreement but shall be regarded as having been used for convenience of reference only.

14.5 Unless otherwise noted, all currency references contained in this Agreement shall be deemed to be references to United States funds.

14.6 Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision shall be prohibited by or be invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

14.7 The Schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

14.8 Defined terms contained in this Agreement shall have the same meanings where used in the Schedules.


           [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

14.9 This Agreement shall be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein.

14.10 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns.

WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the day and year first above written.



by its authorised signatory:

______________________________
Signature of Authorised Signatory

______________________________
Name of Authorised Signatory

______________________________
Position of Authorised Signatory



LAKEFIELD VENTURES, INC.
by its authorised signatory:

______________________________
Signature of Authorised Signatory

______________________________
Name of Authorised Signatory

______________________________
Position of Authorised Signatory









                           Exhibit10.2
                        Management agreement



THIS AGREEMENT DATED THIS 6th  DAY OF February, 2002


     BETWEEN:

               Kennedy   Kerster,  of  the  City   of   New
               Westminster,  in  the  Province  of  British
               Columbia.

               (hereinafter referred to as the "Executive")

                                                OF THE FIRST PART

     AND:

               Lakefield   Ventures  Inc.,  a   corporation
               carrying  on business under the jurisdiction
               of  the  State of Nevada  Corporations  Act,
               and   having   its  head   office   in   New
               Westminster BC Canada.

               (hereinafter    referred    to    as     the
               "Corporation")

                                               OF THE SECOND PART


          WHEREAS the Corporation wishes to retain the services of the Executive to provide the services hereunder described during the terms hereinafter set out;

          NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the parties agree as follows:


1.   TERM

     The Corporation shall employ the Executive for a period of two years from the first (6th) day of February, 2002 thereafter the term of employment shall be renewed annually on the anniversary date of the term, unless such employment shall be terminated earlier as hereinafter provided.

2.   DUTIES

     The Executive shall serve the Corporation and any subsidiaries of the Corporation in such capacity or capacities and shall perform such duties and exercise such powers pertaining to the management and operation of the Corporation and any subsidiaries and associates of the Corporation as may be determined from time to time by the board of directors of the Corporation, provided that same are consistent with the position of a senior executive of the Corporation. Provided further and without limiting the foregoing, the Executive shall:

     a. occupy the office of President, Secretary, Treasurer, and Director of the Corporation;

     b. devote his time and attention and his best efforts to the business and affairs of the Corporation;

     c. perform those duties that may reasonably be assigned to the Executive diligently and faithfully to the best of the
          Executive's   abilities  and  in  the  best  interest   of   the
          Corporation; and

     d. use his best efforts to promote the interests and goodwill of the Corporation.

3.   REPORTING PROCEDURES

     The Executive shall report to the Board of Directors of the Corporation. The Executive shall report fully on the management, operations and business affairs of the Corporation and advise to the best of his ability and in accordance with reasonable business standards on business matters that may arise from time to time during the term of this Agreement.

4.   REMUNERATION

     a. The annual salary payable to the Executive for the performance of his services hereunder for the first year of the term of this Agreement shall be USD $12,000 per annum, exclusive of bonuses, benefits and other compensation. Any increase in the annual salary payable to the Executive for the performance of his services hereunder for each successive year of the term or any annual renewal of this Agreement, exclusive of bonuses, benefits and other compensation, shall be within the discretion of the board of directors of the Corporation. The annual salary payable to the Executive pursuant to the provisions of this section 4 shall be payable in equal monthly instalments in arrears on the 1st day of each month or in such other manner as may be mutually agreed upon, less, in any case, any deductions or withholdings required by law.

     b. The Corporation shall provide the Executive with employee benefits comparable to those provided by the Corporation from time to time to other senior executives of the Corporation and shall permit the Executive to participate in any share option plan, share purchase plan, retirement plan or similar plan offering by the Corporation from time to time to its senior executives in the manner and to the extent authorized by the board of directors of the Corporation. In addition to the annual remuneration of the Executive, the Corporation may contribute to the retirement savings plan of the Executive for each year of the term of this Agreement in an amount to be determined by the board of directors of the Corporation.

5.   PERFORMANCE BONUS

     In addition to the Executive's salary, the Executive shall participate in the Corporation's President's Bonus Plan (the "Plan") as determined by the compensation committee of the Board of Directors of the Corporation.

6.   FURTHER SALARY ADJUSTMENTS

     The Corporation and the Executive shall review, on a yearly basis, the Executive=s annual salary, and yearly bonus entitlement, if any, provided that there shall be no change in the Executive's yearly salary unless agreed to in writing by the parties.

7.   VACATION

     The Executive shall be entitled to four weeks' paid vacation per fiscal year of the Corporation at a time convenient to the Corporation and the Executive taking into account the staffing requirements of the Corporation and the need for the timely performance of the Executive's responsibilities.

8.   DISABILITY INSURANCE

     The Corporation shall make its best efforts to obtain and maintain a disability insurance policy in respect of any disability of the Executive during the term of his employment, which provides for benefits in the amount of 75% of the Executive's gross base salary, to be paid if possible without deductions for tax, until age 65. This insurance policy shall constitute a taxable benefit to the Executive.

9.   EXPENSES

     Other than the automobile allowances contemplated by paragraph 8 above, the Executive shall be reimbursed for all reasonable travel and other out-of-pocket expenses actually and properly incurred by the Executive from time to time in connection with carrying out his duties hereunder. For all such expenses the Executive shall furnish to the Corporation originals of all invoices or statements in respect of which the Executive seeks reimbursement.
10.  TERMINATION

a.   For Cause

     The Corporation may terminate the employment of the Executive for cause, without notice or any payment in lieu of notice, only if:

     i. the Executive is convicted of a criminal offence involving fraud or dishonesty in respect of the Corporation;

     ii. the Executive disobeys reasonable instructions given in the course of his employment by the board of directors of the Corporation that are consistent with the Executive's management position.

          In such a case, at the request of the board of directors, the Executive shall attend at the next meeting of the board of directors. At that time, the Executive shall give reason for his failure to perform the instructions of the board of directors. The Executive may then be directed to carry out the instructions of the board of directors within no less than 15 days, such term may be extended by the Board of Directors to whatever reasonable term the board of directors (the "Period"). If at the end of the Period, the Executive has failed to perform the instructions of the board of directors, a board of directors meeting will be called, and the board of directors will be deemed to have sufficient grounds to terminate the employment of the Executive for cause.

b.   For Disability/Death

     The Agreement may be immediately terminated by the Corporation by notice to the Executive, if the Executive becomes permanently disabled if in any year during the employment period, because of ill health, physical or mental disability, or for other causes beyond the control of the Executive, the Executive has been continuously unable, as determined by two independent physicians of at least ten years' experience who are members in good standing of the Royal College of Physicians and Surgeons of Canada, to perform his duties for 180 consecutive days, or if, during any year of the employment period, the Executive has been unable, determined as set out above, to perform his duties for a total of 270 days, consecutive months during the employment period.

     This Agreement shall terminate without notice or payment in lieu thereof upon the death of the Executive.

c.   Voluntary

     The Executive shall give to the Board of the Corporation no less than 90 days notice in writing should the Executive resign during the term.


11.  SEVERANCE PAYMENTS

a.   Upon termination of the Executive's employment:

     i.   for cause pursuant to paragraph 11(a);

     ii.  by the voluntary termination of employment of the Executive; or

     iii. by the non-renewal of this Agreement

     The Executive shall not be entitled to any severance payment other than compensation earned by the Executive before the date of termination calculated pro rata up to and including the date of termination.

b. If the Executive's employment is terminated for any reason other than the reasons set forth in subsection 12(a), the Executive shall be entitled to receive the greater of:

     i.   the total of:

          A.   24 month's salary at the then applicable base salary rate;

          B. the present value, as determined by the Corporation's auditors, acting reasonably, of the benefits described in
               Section 4(b) that would be enjoyed by the Executive during the next 24 months assuming his contract of employment was not terminated and assuming the then current level of benefits were continued for those 24 months; and

          C. the present value, as determined by the Corporation's auditors, acting reasonably, of the amount that the Corporation's auditors estimate would be the amount payable to the Executive out of the Executive Bonus Pool assuming that the Executive's employment was not terminated until the end of the current fiscal year and all other participants of the Executive Bonus Pool continued in the employment of the Corporation for the full then current fiscal year, and

     ii. the salary otherwise payable to the Executive for the unexpired term of this Agreement.

          The payment described in this subsection 12(b) is the only severance payment the Executive will receive in the event of the termination of this Agreement for reasons contemplated in this subsection 12(b).

          For purposes of this Agreement, an event of constructive dismissal shall be deemed to be a change of location of the Company=s head office out of Southern Ontario without the consent of the Executive.

c. If the Executive's employment is terminated as a result of the permanent disability of the Executive and the Executive is thereafter in receipt of disability insurance benefits, the Executive shall be entitled to receive, within 30 days of the date of such cessation of such disability hereunder, the payment set out in subsection 12(b) hereof. In the event that the Executive is disentitled from disability insurance benefits, he shall be entitled to receive, within 30 days of receiving notice of disentitlement, the payment set out in subsection 12(b) hereof. The Executive agrees to reasonably comply with all requirements necessary for the Corporation to obtain disability insurance for the term of this Agreement.

13.  CHANGE OF CONTROL

     In the event that more than 50% of the total shares of the Corporation outstanding, other than those owned by the Executive, are purchased by a third party, and the Corporation then breaches this contract in any way including, without limiting the generality of the foregoing, reducing the Executive's compensation under this Agreement or assigning duties to the Executive which are not consistent with the position of a senior executive at the Corporation, whether or not the breach constitutes a constructive dismissal, the employment of the Executive shall be deemed to have been terminated by the Corporation pursuant to paragraph 12(b) of this Agreement and the payment set out therein shall be provided to the Executive.

14.  CONFIDENTIALITY

     The Executive acknowledges and agreed that:

     a.   in  the course of performing his duties and responsibilities  as an officer of the Corporation, he has had and will continue in the future to have access to and has been and will be entrusted with detailed confidential information and trade secrets (printed or otherwise) concerning past, present, future and contemplated products, services, operations and marketing techniques and procedures of the Corporation and its subsidiaries, including, without limitation, information relating to clients, customers, suppliers and employees of the Corporation and its subsidiaries (collectively, "Trade Secrets"), the disclosure of any of which to competitors of the Corporation or to the general public, or the use of same by the Executive or any competitor of the Corporation or any of its subsidiaries, would be highly detrimental to the interests of the Corporation;

     b. in the course of performing his duties and responsibilities for the Corporation, the Executive has been and will continue in the future to have significant responsibility for maintaining and enhancing the goodwill of the Corporation with such customers, clients and suppliers and would not have, except by virtue of his employment with the Corporation, developed a close and direct relationship with the customers, clients and suppliers of the Corporation;

     c. the Executive, as an officer of the Corporation, owes fiduciary duties to the Corporation, including the duty to act in the best interest of the Corporation; and

     d. the right to maintain the confidentiality of the Trade Secrets, the right to preserve the goodwill of the Corporation and the right to the benefit of any relationships that have developed between the Executive and the customers, clients, and suppliers of the Corporation by virtue of the Executive's employment with the Corporation constitute proprietary rights of the Corporation, which the Corporation is entitled to protect.

     In acknowledgement of the matters described above and in consideration of the payments to be received by the Executive pursuant to this Agreement, the Executive hereby agrees that he will not, during the term of this Agreement or after termination thereof for any reason whatsoever, directly or indirectly disclose to any person or in any way make use of (other than for the benefit of the Corporation), in any manner any of the Trade Secrets, provided that such Trade Secrets shall be deemed not to include information that is or becomes generally available to the public other than as a result of disclosure by the Executive.

15.  NON-SOLICITATION

     The Executive hereby agrees that he will not, either during his employment by the Corporation or for two years following termination of his employment by the Corporation for whatever reason, be a party to or abet any solicitation of existing customers, clients or suppliers of the Corporation or any of its subsidiaries, to transfer business from the Corporation or any of its subsidiaries to any other person, or seek in any way to persuade or entice any employee of the Corporation or any of its subsidiaries to leave that employment or to be a party to or abet any such action.

16.  NON-COMPETITION

     The Executive hereby agrees that he will not, either during his employment by the Corporation, or for 12 months following termination of his employment by the Corporation for whatever reason, directly or indirectly carry on, be engaged in or employed by or have an interest in, a business in Canada which offers services or sells products that compete with the services and products

17.  CONFLICT OF INTEREST

     During the employment period, the Executive shall promptly disclose to the Executive Committee full information concerning any interest, direct or indirect, of the Executive (as owner, shareholder, partner, lender or other investor, director, officer, employee, executive or otherwise) or any member of his family in any business that is reasonably known to the Executive to purchase or otherwise obtain services or products from, or to sell or otherwise provide services or products to the Corporation or to any of its suppliers or customers.

18.  RETURN OF MATERIALS

     All files, forms, brochures, books, materials, written correspondence, memoranda, documents, manuals, computers and related hardware, computer disks, software products and lists (including lists of customers, suppliers, products and prices) pertaining to the business of the Corporation or any of its subsidiaries and associates that may come into the possession or control of the Executive shall at all times remain the property of the Corporation or such subsidiary or associate, as the case may be. On termination of the Executive's employment for any reason, the Executive agrees to deliver promptly to the Corporation all such property of the Corporation in the possession of the Executive or directly or indirectly under the control of the Executive. The Executive agrees not to make for his personal or business use or that of any other party, reproductions or copies of any such property or other property of the Corporation.

19.  GOVERNING LAW

     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

20.  SEVERABILITY

     The Executive hereby confirms and agrees that the covenants and restrictions pertaining to the Executive contained in this Agreement, including, without limitation, those contained in sections 14, 15 and 16 hereof, are reasonable and valid and hereby further acknowledges and agrees that the Corporation would suffer irreparable injury in the event of any breach by the Executive of his obligations under any such covenant or restriction. Accordingly, the Executive hereby acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that the Corporation shall therefore be entitled to temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach, in addition to any other remedies available to the Corporation at law.

21.  ENFORCEABILITY

     The Executive hereby confirms and agrees that the covenants and restrictions pertaining to the Executive contained in this Agreement, including, without limitation, those contained in sections 14, 15 and 16 hereof, are reasonable and valid and hereby further acknowledges and agrees that the Corporation would suffer irreparable injury in the event of any breach by the Executive of his obligations under any such covenant or restriction. Accordingly, the Executive hereby acknowledges and agrees that damages would be an inadequate remedy at law in connection with any such breach and that the Corporation shall therefore be entitled to temporary and permanent injunctive relief enjoining and restraining the Executive from any such breach, in addition to any other remedies available to the Corporation at law.

22.  NO ASSIGNMENT

     The Executive may not assign, pledge or encumber the Executive's interest in this Agreement nor assign any of the rights or duties of the Executive under this Agreement without the prior written consent of the Corporation.

23.  SUCCESSORS

     This Agreement shall be binding on and enure to the benefit of the successors and assigns of the Corporation and the heirs, executors, personal legal representative and permitted assigns of the Executive.

24.  NOTICES

     Any notice or other communications required or permitted to be given hereunder shall be in writing and either delivered by hand or mailed by prepaid registered mail. At any time other than during a general discontinuance of postal service due to strike, lock-out or otherwise, a notice so mailed shall be deemed to have been received three business days after it is so delivered. If there is a general discontinuance of postal service due to strike, lock-out or otherwise, a notice sent by prepaid registered mail shall be deemed to have been received five business days after the resumption of postal service. Notices shall be addressed as follows:

     a.   If to the Corporation:




     b.   If to the Executive:


          Address

25.  LEGAL ADVICE

     The Executive hereby represents and warrants to the Corporation and acknowledges and agrees that he had the opportunity to seek and was not prevented nor discouraged by the Corporation from seeking independent legal advice prior to the execution and delivery of this Agreement and that, in the event that he did not avail himself of that opportunity prior to signing this Agreement, he did so voluntarily without any undue pressure by the Corporation or otherwise and agrees that his failure to obtain independent legal advice shall not be used by him as a defence to the enforcement of his obligations under this Agreement.

26.  EXECUTIVE COMMITTEE

     During the term of this Agreement, if the Executive is also a director of the Corporation, then he shall be required to be a member of the Executive Committee of the Corporation. If at any time the Executive ceases to be a director or an employee of the Corporation, he shall not be entitled to be a member of the Executive Committee of the Corporation.

     IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.


SIGNED, SEALED AND DELIVERED  )
by Kennedy Kerster       )
in the presence of:                )
                              )
                              )
                              )
Name                          )
                              )
                              )
Address                       )
                              )
                              )
Occupation                         )


Signed for and on behalf of Lakefield Ventures Inc.
by its authorized signatories

Per:



Per:





                     EXHIBIT 23.1
                     CONSENT OF MORGAN AND COMPANY,
                     CHARTERED ACCOUNTANTS









INDEPENDENT AUDITORS' CONSENT

We consent to the use in the Registration Statement of Lakefield Ventures Inc. on Form 10-SB-12G of our Auditors' Report, dated December 20, 2002, on the balance sheet of Lakefield Ventures Inc. as at September 30, 2002, and the related statement of loss and deficit accumulated during the exploration stage, statement of cash flows and statement of stockholders' equity for the period from inception on February 6, 2002 to September 30, 2002.





Vancouver, Canada                               "Morgan & Company"

February 26, 2003                           Chartered Accountants





















                                                              EXHIBIT 99.1


                      SUBSCRIPTION AGREEMENTS



                          SUBSCRIPTION AGREEMENT

                         LAKEFIELD VENTURES, INC.

SUBSCRIPTION     AGREEMENT    made    as     of     this        day     of
,  2002   between  LAKEFIELD  VENTURES, INC., a  Nevada  corporation  (the
"Company")       and                                                  (the
"Subscriber").

WHEREAS:

A.             The Subscriber is a director of the Company.

B. The Subscriber desires to acquire 750,000 shares of common stock of the Company at a price of $0.001 US per share (the "Shares").

4. The Company desires to accept the Subscriber's subscription for the Shares.


NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:


1.             SUBSCRIPTION FOR SHARES

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase the Shares from the Company at a price equal to $0.001 US per Share and the Company agrees to sell the Shares to the Subscriber

1.2 The purchase price is payable by the Subscriber to the Company contemporaneously with the execution and delivery of this Subscription Agreement.

1.3 The certificates representing the Shares sold pursuant to this Offering will be "restricted shares", as contemplated under United States Securities Act of 1933, and will be endorsed with the following legend:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH
          SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION."

1.4 The Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Subscription Agreement to the Subscriber's address indicated herein.

2.             REPRESENTATIONS AND WARRANTIES BY SUBSCRIBER

2.1 The Subscriber hereby severally represents and warrants to the Company as follows:

     (1) The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that the Company has only recently commenced its proposed business and may require substantial funds in addition to the proceeds of this subscription;
(1)
     (2) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares;

     (3) the Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non registered securities, and other business matters so as to be able to protect its interests in connection with this transaction;

     (4)  the Subscriber is a company controlled by a director of the Company;

 (5) the Subscriber acknowledges that no market for the Shares presently exists and none may develop in the future and accordingly the Subscriber may not be able to liquidate its investment.

 (6) The Subscriber hereby acknowledges that this offering of Shares by the Company has not been reviewed by the United States Securities and
  Exchange Commission ("SEC") and that the Shares are being issued by the Company pursuant to an exemption from registration provided by Section
          4(2) to the United States Securities Act.

     (7) the Subscriber is acquiring the Shares as principal for the Subscriber's own benefit;

     (8)  the Subscriber is not aware of any advertisement of the Shares.

     (9) Subscriber is acquiring the Shares subscribed to hereunder as an investment for Subscriber's own account, not as a nominee or agent, and not with a view toward the resale or distribution of any part thereof, and Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same;

     (10) Subscriber does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the Shares sold hereby;

 (11) Subscriber has full power and authority to enter into this Agreement which constitutes a valid and legally binding obligation, enforceable in accordance with its terms;

     (12) Subscriber can bear the economic risk of this investment, and was not organized for the purpose of acquiring the Shares;

3.             REPRESENTATIONS BY THE COMPANY

3.1       The Company represents and warrants to the Subscriber that:

     (A) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct.

     (B) Upon issue, the Shares will be duly and validly issued, fully paid and non-assessable common shares in the capital of the Company.

4.             MISCELLANEOUS

4.1 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada.
4.2 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.



IN WITNESS WHEREOF, this Subscription Agreement is executed as of the day and year first written above.


Number of Shares             750,000 Shares of Common Stock
Subscribed For:

Signature of Authorized
Signatory of
Subscriber:

Name of Subscriber:

Address of Subscriber:





ACCEPTED BY:

LAKEFIELD VENTURES, INC.

Signature of Authorized Signatory:


Name of Authorized Signatory:     KENNEDY KERSTER


Position of Authorized Signatory: President/Secretary/Treasurer


Date of Acceptance:


















     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

                      SUBSCRIPTION AGREEMENT

                     LAKEFIELD VENTURES, INC.

SUBSCRIPTION AGREEMENT made as of this _____ day of ______________, 2002 between LAKEFIELD VENTURES, INC., a Nevada corporation with its registered office at 550 WEST LIBERTY STREET SUITE 880 RENO NEVADA, 89105 (the "Company") and the undersigned (the "Subscriber").

WHEREAS:

A. The Company desires to issue a maximum of 1,600,000 shares of common stock of the Company at a price of $0.01 US per share (the "Offering") pursuant to Regulation S of the United States Securities Act of 1933 (the "Act").

B. The Subscriber desires to acquire the number of shares of the Offering set forth on the signature page hereof (the "Shares") on the terms and subject to the conditions of this Subscription Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

     5.   SUBSCRIPTION FOR SHARES

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Shares as is set forth upon the signature page hereof at a price equal to $0.01 US per Share. Upon execution, the subscription by the Subscriber will be irrevocable.

1.2         The   purchase  price  is  payable  by  the  Subscriber
contemporaneously  with  the  execution  and   delivery   of   this
Subscription Agreement.

1.3 Upon execution by the Company, the Company agrees to sell such Shares to the Subscriber for said purchase price subject to the Company's right to sell to the Subscriber such lesser number of Shares as it may, in its sole discretion, deem necessary or desirable.

1.4 Any acceptance by the Company of the Subscriber is conditional upon compliance with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident. Each Subscriber will deliver to the Company all other documentation, agreements, representations and requisite government forms required by the lawyers for the Company as required to comply with all securities laws and other applicable laws of the jurisdiction of the Subscriber. The Company will not grant any registration or other qualification rights to any Subscriber.
     6.   REGULATION S AGREEMENTS OF THE SUBSCRIBER

2.1 The Subscriber agrees to resell the Shares only in accordance with the provisions of Regulation S of the Act pursuant to registration under the Act, or pursuant to an available exemption from registration pursuant to the Act.

2.2         The   Subscriber  agrees  not  to  engage  in   hedging
transactions with regard to the Shares unless in compliance with the Act.

2.3         The   Subscriber  acknowledges  and  agrees  that   all
certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Act:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT"

2.4 The Subscriber and the Company agree that the Company will refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S of the Act, pursuant to registration under the Act, or pursuant to an available exemption from registration.

     7.   REPRESENTATIONS AND WARRANTIES BY SUBSCRIBER

3.1 The Subscriber represents and warrants to the Company and acknowledges that the Company is relying upon the Subscriber's representations and warranties in agreeing to sell the Shares to the Subscriber that:

          o The Subscriber is not a "U.S. Person" as defined by Regulation S of the Act and is not acquiring the Shares for the account or benefit of a U.S. Person.

           A "U.S. Person" is defined by Regulation S of the Act to be any person who is:

           any natural person resident in the United States;

           any partnership    or    corporation    organized     or
               incorporated under the laws of the United States;

           any estate of which any executor or administrator is a U.S. person;

           any trust of which any trustee is a U.S. person;

           any agency or branch of a foreign entity located in the United States;

           any non-discretionary account or similar account  (other
               than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

           any partnership or corporation if:

               c) organized or incorporated under the laws of any foreign jurisdiction; and

 d) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors [as defined in Section 230.501(a) of the Act] who are not natural persons, estates or trusts.

       The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that the Company has only recently commenced its proposed business and may require substantial funds in addition to the proceeds of this private placement;

       An investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares;

       The   Subscriber   has  had  full  opportunity   to   review
          information regarding the business and financial condition of the Company with the Subscriber's legal and financial advisers prior to execution of this Subscription Agreement;

       The Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non registered securities, and other business matters so as to be able to protect its interests in connection with this transaction.

       The Subscriber acknowledges that no market for the Shares presently exists and none may develop in the future and accordingly the Subscriber may not be able to liquidate its investment.

       The Subscriber hereby acknowledges that this offering of Shares has not been reviewed by the United States Securities and Exchange Commission (the "SEC") and that the Shares are being issued by the Company pursuant to an exemption from registration provided by Regulation S pursuant to the United States Securities Act.

       The Subscriber is acquiring the Shares as principal for the Subscriber's own benefit;

       The Subscriber is not aware of any advertisement of the Shares.

       The   Subscriber  is  acquiring  the  Shares  subscribed  to
          hereunder as an investment for the Subscriber's own account, not as a nominee or agent, and not with a view toward the resale or distribution of any part thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same;

       The  Subscriber  does  not  have any contract,  undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the Shares sold hereby;

       The Subscriber has full power and authority to enter into this Agreement which constitutes a valid and legally binding obligation, enforceable in accordance with its terms;

       Subscriber can bear the economic risk of this investment, and was not organized for the purpose of acquiring the Shares;

       The  Subscriber has satisfied himself or herself as  to  the full observance of the laws of his or her jurisdiction in connection with any invitation to subscribe for the Shares and/or any use of this Agreement, including (i) the legal requirements within his/her jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares.

8.   REPRESENTATIONS BY THE COMPANY

4.1 The Company represents and warrants to the Subscriber that:

     (A) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct.

     (B) Upon issue, the Shares will be duly and validly issued, fully paid and non-assessable common shares in the capital of the Company.

     (C) The issued and outstanding shares of the Company consists of 1,500,000 shares of the Company's common stock prior to the completion of the issue of any shares of the Company's common stock pursuant to this Offering.

9.   TERMS OF SUBSCRIPTION

5.1 Pending acceptance of this subscription by the Company, all funds paid hereunder shall be deposited by the Company and immediately available to the Company for the purposes set forth in the disclosure statement. In the event the subscription is not accepted, the subscription funds will constitute a non-interest bearing demand loan of the Subscriber to the Company.

5.2 The Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Subscription Agreement to the Subscriber's address indicated herein.

5.3 The Subscriber acknowledges and agrees that the subscription for the Shares and the Company's acceptance of the subscription is not subject to any minimum subscription for the Offering.

10.  MISCELLANEOUS

6.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at its registered office, at 550 West Liberty Street Suite 880 Reno Nevada 89105 , Attention: Mr. Kennedy Kerster , President, and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

6.2 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada.

6.3 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.


11.  REPRESENTATIONS  BY  ALBERTA, BRITISH  COLUMBIA,  ONTARIO  AND
          QUEBEC RESIDENTS

7.1 If the Subscriber is a resident of Canada, the Subscriber represents to the Company that the Subscriber is a resident of the Province of Alberta, British Columbia, Ontario or Quebec and the Subscriber is (Residents of Alberta, British Columbia, Ontario or Quebec must circle one, as appropriate, and add the name of the senior officer or director of the Company):

     (i)  a   spouse,   parent,  brother,  sister   or   child   of
          _______________________, a senior officer or director of the Company ;

     (ii) a    close    friend    or    business    associate    of
          _________________________, a senior officer  or  director
          of the Company , or

     (iii) a company, all of the voting securities of which are beneficially owned by one or more of a spouse, parent, brother, sister, child or close personal friend or business associate of ____________________, a senior officer or director of the Company.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of the day and year first written above.


 Number of Shares                            common shares
 Subscribed For:



 Signature of
 Subscriber:

 Name of Subscriber:

 Address of Subscriber:



 Subscriber's Social
 Security Number:

ACCEPTED BY:
LAKEFIELD VENTURES, INC.

Signature of Authorized Signatory:


Name of Authorized Signatory:           KENNEDY KERSTER


Position of Authorized Signatory:       PRESIDENT


Date of Acceptance:






     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND ARE PROPOSED TO BE ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. UPON ANY SALE, SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT.

                      SUBSCRIPTION AGREEMENT

                     LAKEFIELD VENTURES, INC.

SUBSCRIPTION AGREEMENT made as of this _____ day of ______________, _______ between LAKEFIELD VENTURES, INC., a Nevada corporation with its registered office at 550 WEST LIBERTY STREET SUITE 880 RENO NEVADA, 89105 (the "Company") and the undersigned (the "Subscriber").

WHEREAS:

A. The Company desires to issue a maximum of 250,000 shares of common stock of the Company at a price of $0.05 US per share (the "Offering") pursuant to Regulation S of the United States Securities Act of 1933 (the "Act").

B. The Subscriber desires to acquire the number of shares of the Offering set forth on the signature page hereof (the "Shares") on the terms and subject to the conditions of this Subscription Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

     12.  SUBSCRIPTION FOR SHARES

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Company such number of Shares as is set forth upon the signature page hereof at a price equal to $0.05 US per Share. Upon execution, the subscription by the Subscriber will be irrevocable.

1.2         The   purchase  price  is  payable  by  the  Subscriber
contemporaneously  with  the  execution  and   delivery   of   this
Subscription Agreement.

1.3 Upon execution by the Company, the Company agrees to sell such Shares to the Subscriber for said purchase price subject to the Company's right to sell to the Subscriber such lesser number of Shares as it may, in its sole discretion, deem necessary or desirable.

1.4 Any acceptance by the Company of the Subscriber is conditional upon compliance with all securities laws and other applicable laws of the jurisdiction in which the Subscriber is resident. Each Subscriber will deliver to the Company all other documentation, agreements, representations and requisite government forms required by the lawyers for the Company as required to comply with all securities laws and other applicable laws of the jurisdiction of the Subscriber. The Company will not grant any registration or other qualification rights to any Subscriber.
     13.  REGULATION S AGREEMENTS OF THE SUBSCRIBER

2.1 The Subscriber agrees to resell the Shares only in accordance with the provisions of Regulation S of the Act pursuant to registration under the Act, or pursuant to an available exemption from registration pursuant to the Act.

2.2         The   Subscriber  agrees  not  to  engage  in   hedging
transactions with regard to the Shares unless in compliance with the Act.

2.3         The   Subscriber  acknowledges  and  agrees  that   all
certificates representing the Shares will be endorsed with the following legend in accordance with Regulation S of the Act:

          "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT PROVIDED BY REGULATION S PROMULGATED UNDER THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S, PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE ACT. HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE ACT"

2.4 The Subscriber and the Company agree that the Company will refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation S of the Act, pursuant to registration under the Act, or pursuant to an available exemption from registration.

     14.  REPRESENTATIONS AND WARRANTIES BY SUBSCRIBER

3.1 The Subscriber represents and warrants to the Company and acknowledges that the Company is relying upon the Subscriber's representations and warranties in agreeing to sell the Shares to the Subscriber that:

     (13) The Subscriber is not a "U.S. Person" as defined by Regulation S of the Act and is not acquiring the Shares for the account or benefit of a U.S. Person.

           A "U.S. Person" is defined by Regulation S of the Act to be any person who is:

           any natural person resident in the United States;

           any partnership    or    corporation    organized     or
               incorporated under the laws of the United States;

           any estate of which any executor or administrator is a U.S. person;

           any trust of which any trustee is a U.S. person;

           any agency or branch of a foreign entity located in the United States;

           any non-discretionary account or similar account  (other
               than an estate or trust) held by a dealer or other fiduciary organized, incorporate, or (if an individual) resident in the United States; and

           any partnership or corporation if:

               e) organized or incorporated under the laws of any foreign jurisdiction; and

 f) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors [as defined in Section 230.501(a) of the Act] who are not natural persons, estates or trusts.

       The Subscriber recognizes that the purchase of Shares involves a high degree of risk in that the Company has only recently commenced its proposed business and may require substantial funds in addition to the proceeds of this private placement;

       An investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Shares;

       The   Subscriber   has  had  full  opportunity   to   review
          information regarding the business and financial condition of the Company with the Subscriber's legal and financial advisers prior to execution of this Subscription Agreement;

       The Subscriber has such knowledge and experience in finance, securities, investments, including investment in non-listed and non registered securities, and other business matters so as to be able to protect its interests in connection with this transaction.

       The Subscriber acknowledges that no market for the Shares presently exists and none may develop in the future and accordingly the Subscriber may not be able to liquidate its investment.

       The Subscriber hereby acknowledges that this offering of Shares has not been reviewed by the United States Securities and Exchange Commission (the "SEC") and that the Shares are being issued by the Company pursuant to an exemption from registration provided by Regulation S pursuant to the United States Securities Act.

       The Subscriber is acquiring the Shares as principal for the Subscriber's own benefit;

       The Subscriber is not aware of any advertisement of the Shares.

       The   Subscriber  is  acquiring  the  Shares  subscribed  to
          hereunder as an investment for the Subscriber's own account, not as a nominee or agent, and not with a view toward the resale or distribution of any part thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same;

       The  Subscriber  does  not  have any contract,  undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person, or to any third person, with respect to any of the Shares sold hereby;

       The Subscriber has full power and authority to enter into this Agreement which constitutes a valid and legally binding obligation, enforceable in accordance with its terms;

       Subscriber can bear the economic risk of this investment, and was not organized for the purpose of acquiring the Shares;

       The  Subscriber has satisfied himself or herself as  to  the full observance of the laws of his or her jurisdiction in connection with any invitation to subscribe for the Shares and/or any use of this Agreement, including (i) the legal requirements within his/her jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares.

15.  REPRESENTATIONS BY THE COMPANY

4.1 The Company represents and warrants to the Subscriber that:

     (A) The Company is a corporation duly organized, existing and in good standing under the laws of the State of Nevada and has the corporate power to conduct the business which it conducts and proposes to conduct.

     (B) Upon issue, the Shares will be duly and validly issued, fully paid and non-assessable common shares in the capital of the Company.

     (C) The issued and outstanding shares of the Company consists of 1,500,000 shares of the Company's common stock prior to the completion of the issue of any shares of the Company's common stock pursuant to this Offering.

16.  TERMS OF SUBSCRIPTION

5.1 Pending acceptance of this subscription by the Company, all funds paid hereunder shall be deposited by the Company and immediately available to the Company for the purposes set forth in the disclosure statement. In the event the subscription is not accepted, the subscription funds will constitute a non-interest bearing demand loan of the Subscriber to the Company.

5.2 The Subscriber hereby authorizes and directs the Company to deliver the securities to be issued to such Subscriber pursuant to this Subscription Agreement to the Subscriber's address indicated herein.

5.3 The Subscriber acknowledges and agrees that the subscription for the Shares and the Company's acceptance of the subscription is not subject to any minimum subscription for the Offering.

17.  MISCELLANEOUS

6.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Company, at its registered office, at 550 West Liberty Street Suite 880 Reno Nevada 89105 , Attention: Mr. Kennedy Kerster , President, and to the Subscriber at his address indicated on the last page of this Subscription Agreement. Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

6.2 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Nevada.

6.3 The parties agree to execute and deliver all such further documents, agreements and instruments and take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.


18.  REPRESENTATIONS  BY ALBERTA, BRITISH COLUMBIA,  ONTARIO
          AND QUEBEC RESIDENTS

7.1 If the Subscriber is a resident of Canada, the Subscriber represents to the Company that the Subscriber is a resident of the Province of Alberta, British Columbia, Ontario or Quebec and the Subscriber is (Residents of Alberta, British Columbia, Ontario or Quebec must circle one, as appropriate, and add the name of the senior officer or director of the Company):

     (i)  a  spouse,  parent, brother, sister  or  child  of
          _______________________,  a  senior   officer   or
          director of the Company ;

     (ii) a   close   friend   or  business   associate   of
          _________________________,  a  senior  officer  or
          director of the Company , or

     (iii) a company, all of the voting securities of which are beneficially owned by one or more of a spouse, parent, brother, sister, child or close personal friend or business associate of ____________________, a senior officer or director of the Company.

IN WITNESS WHEREOF, this Subscription Agreement is executed as of the day and year first written above.


 Number of Shares                            common shares
 Subscribed For:



 Signature of
 Subscriber:

 Name of Subscriber:

 Address of Subscriber:



 Subscriber's Social
 Security Number:

ACCEPTED BY:

LAKEFIELD VENTURES, INC.

Signature of Authorized Signatory:


Name of Authorized Signatory:           KENNEDY KERSTER


Position of Authorized Signatory:       PRESIDENT


Date of Acceptance: